                                                  This filing is made pursuant
                                                  to Rule 424(b)(3) under
                                                  the Securities Act of
                                                  1933 in connection with
                                                  Registration No. 333-30308

                                6,197,636 Shares

                      SPATIALIZER AUDIO LABORATORIES, INC.
                            (a Delaware corporation)

     Certain stockholders of Spatializer Audio Laboratories, Inc. are offering for resale 6,197,636 shares of Common Stock, including 3,672,636 shares of Common Stock which are currently outstanding and 2,525,000 shares of Common Stock reserved for issuance on the exercise of outstanding Options and Warrants. Of these, 1,733,381 shares of the Common Stock are, or upon exercise of Options and Warrants will be, held by Selling Stockholders who are officers or directors.

     Our Common Stock is traded on the OTC Bulletin Board under the symbol "SPAZ." On February 8, 2000 the closing price of the Common Stock on the OTC Bulletin Board was $2.00 U.S.

     BEFORE INVESTING IN THE COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 5.

                                                              PER SHARE    TOTAL(1)
                                                              ---------   -----------
Public offering price.......................................    $2.02     $12,519,224
Proceeds, before expenses, to Selling Stockholders..........    $2.02     $10,085,884
Proceeds, before expenses, to the Company on exercise of
  Options and Warrants at varying prices....................              $ 2,433,000

-------------------------
(1) Reflects current exercise prices for Options and Warrants and assumes holders immediately resold at the February 8, 2000 closing market price of $2.00 per share.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is April 28, 2000.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the Common Stock being offered and our financial statements and the notes to those financial statements appearing elsewhere in this Prospectus.

                      SPATIALIZER AUDIO LABORATORIES, INC.

     Spatializer Audio Laboratories, Inc. (the "Company") is a leading developer, licensor and marketer of next generation audio technologies for the consumer electronics, personal computing, enterprise computing and entertainment industries. Our position as a leading developer of next generation technologies is based on our strong relationships with brand leaders, such as Apple, Toshiba and Hitachi. We conduct our audio business through our parent company and our wholly owned subsidiary, Desper Products, Inc. ("DPI"). DPI has developed a full complement of patented and proprietary 3-D or virtual audio signal processing technologies directed to the consumer electronics and multimedia PC markets. We continue to expand our product offerings to take advantage of the emerging digital audio marketplace specifically for consumer products like Digital Versatile Disc ("DVD") for personal computers, and home entertainment; and interactive positional audio for PC gaming on the Windows 95/98(TM) platforms. As of December 31, 1999, more than 17 million licensed units had been shipped. DPI's 3-D audio signal processing technologies have been incorporated in over 380 products offered by global brand leaders including in consumer electronics, Toshiba, Panasonic, JVC, Hitachi, Mitsubishi, Samsung, Sanyo, Goldstar, Emerson, Zenith and Proton, and in the PC multimedia marketplace, Apple, Compaq, Dell, Gateway, Hewlett Packard, Sony, Micron, Fujitsu, NEC, Seiko-Epson and Labtec, among others and on the Internet through software plug-ins for the WinAmp and Xing MP3 players.

EXECUTIVE OFFICES

     Our executive offices are located at 20700 Ventura Boulevard, Suite 140, Woodland Hills, California 91364, Telephone (818) 227-3370. We maintain Websites at www.spatializer.com and www.multidisc.com. Information available on our Websites is not part of this prospectus. We were incorporated in the State of Delaware in February, 1994.

THE OFFERING AND USE OF AVAILABLE PROCEEDS

     The Offering relates to the resale of up to 3,672,636 shares of Common Stock which are currently outstanding and 2,525,000 shares of Common Stock reserved for issuance upon exercise of presently outstanding Warrants and Options. Common Stock offered for resale hereunder is to be offered for resale for the account of the Selling Stockholders who already hold Common Stock, Warrants or Options, including certain officers, directors and affiliates. We are not entitled to any of the proceeds of sale of any such securities by the Selling Stockholders, but we will pay the expenses of the filing of the registration statement.

     We will receive the proceeds, in the ordinary course, from any cash exercise of outstanding Options and Warrants. If all outstanding Options and Warrants registered herein are exercised for cash, including those that currently have exercise prices above the market price of our stock, we will receive proceeds of approximately $2.4 million. The proceeds from the exercise of Options and Warrants, from time to time, will be used to fund general corporate purposes and for strategic acquisitions or alliances.

SALES BY SELLING STOCKHOLDERS

     The shares of Common Stock being offered for resale by the Selling Stockholders pursuant to this prospectus may be offered by them in varying amounts and transactions so long as this prospectus is then current under the rules of the SEC and the registration statement has not been withdrawn by us. The Offering may be through the facilities of the OTC Bulletin Board or such other exchange or reporting system where the Common Stock may be traded. Brokerage commissions may be paid or discounts allowed in connection with such sales; however, it is anticipated that the discounts allowed or commissions paid will be no more than the ordinary brokerage commissions paid on sales effected through brokers or dealers. To our knowledge, as of the date hereof, no one has made any arrangements with a broker or dealer concerning the offer or sale of the Common Stock. See "Plan of Distribution."

     In December 1999, we completed the placement of $1.05 million of Common Stock, at no discount from market, the conversion of $1 million of short-term debt to new Series B 10% Redeemable Convertible Preferred Stock and the restatement of $225,000 on existing secured debt to secured long-term debt (the "December Transactions"). The December Transactions significantly strengthened our balance sheet and restored working capital and shareholder's equity. The resulting liquidity has allowed us to emerge from a turnaround mode and to begin to pursue a growth strategy.

     The Selling Stockholders include the investors who participated in the December Transactions and were granted registration rights covering the resale of the Common Stock they acquired, entities that have provided services and received Common Stock in connection with these services, and our officers and directors or directors of DPI who hold warrants issued for loans advanced or performance shares. The release of the performance shares from escrow is treated as compensation to some of the holders of the performance shares, as of the date of release and those individuals may find it necessary to sell a portion of their performance shares to meet their tax obligations. For the others, the inclusion of the shares in our registration statement provides them with the flexibility to dispose of a portion of their shares in the market when their personal needs or planning require the sale.

TRADING INFORMATION

     NASDAQ (OTC Bulletin Board) Trading Symbol -- SPAZ

                           OUTSTANDING SECURITIES AT
                                 MARCH 15, 2000

                                                               SHARES OF
                                                              COMMON STOCK
                                                              OUTSTANDING
                                                              ------------
                                                               46,657,972
  Reserved for Issuance -- Options..........................    2,859,467(1)
  Reserved for Issuance -- Warrants.........................    2,730,000(1)
Total Shares of Common Stock Outstanding Assuming Exercise
  of Warrants and Options...................................   52,247,439
Shares Offered by Selling Shareholders
  (including 2,525,000 shares reserved for issuance on
  exercise of Warrants and Options).........................    6,197,636

-------------------------
(1) Includes all employee and similar options and warrants issued in prior financings and these amounts include the 2,100,000 warrants issued net of the 500,000 outstanding warrants that were canceled in the December Transactions.

     This prospectus includes references to MultiDisc(TM), Spatializer(R) and other trademarks, tradenames, and product names of Spatializer and of other entities, some of which may not be designated as such.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                 FISCAL YEAR ENDED
                                      ------------------------------------------------------------------------
                                      DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                          1995           1996           1997           1998           1999
                                      ------------   ------------   ------------   ------------   ------------
                                                                  ($ IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues............................  $     1,230    $     2,024    $     2,781    $     1,680    $     1,660
Gross Profit........................        1,151          1,838          2,551          1,546          1,611
Operating Expenses..................       (4,403)       (27,042)        (7,238)        (3,490)        (1,156)
  Other Income (Expense)............           74            119             27           (108)           (94)
Loss from Discontinued Operations...                                                    (3,702)
Income (Loss)from Operations........  $    (3,178)   $   (25,085)   $    (4,660)   $    (5,754)   $       361
Income Taxes........................          (63)          (310)           (60)           (38)            (6)
                                      -----------    -----------    -----------    -----------    -----------
Net Income (Loss)...................  $    (3,241)   $   (25,395)   $    (4,720)   $    (5,792)   $       355
                                      -----------    -----------    -----------    -----------    -----------
Basic Income and Diluted (Loss) Per
  Share.............................  $     (0.32)   $     (2.01)   $     (0.23)   $     (0.29)   $      0.01
Weighted Average Common Shares......   10,156,816     12,644,751     20,604,095     22,180,180     33,805,512

                                  RISK FACTORS

     INVESTMENT IN OUR SECURITIES IS SPECULATIVE. PLEASE CONSIDER CAREFULLY THE FOLLOWING FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, BEFORE MAKING A DECISION TO PURCHASE OUR SECURITIES. IF ONE OR MORE OF THESE RISKS ACTUALLY MATERIALIZE, OUR BUSINESS AND THE TRADING PRICE OF OUR COMMON STOCK WOULD LIKELY SUFFER AND YOU COULD LOSE ALL OR PART OF THE MONEY YOU INVESTED IN OUR COMMON STOCK.

IF WE CAN'T OBTAIN AND ENFORCE INTELLECTUAL PROPERTY PROTECTION FOR OUR TECHNOLOGIES, OUR BUSINESS WILL NOT BE SUCCESSFUL.

     Our success will depend significantly on our ability to obtain and enforce intellectual property protection for our technologies in the United States and in other jurisdictions. Desper Products, Inc. holds certain patents in the field of audio signal processing and has a number of additional patent applications on file with the U.S. Patent and Trademark Office. There can be no assurance that any U.S. patent will be granted on pending applications, or that such patents will provide the breadth of coverage intended. In addition, there is no assurance that any of the rights obtained from our patents will not be challenged, invalidated or circumvented, or that our competitors will not independently develop or patent technologies that are equivalent or superior to our technology.

     While we have attempted to protect our technology and general intellectual property rights, there is no assurance that our efforts will effectively protect against piracy or theft. Monitoring and identifying unauthorized use of such technology may prove difficult, and the cost of litigation may impact our ability to adequately guard against such piracy and infringement. While we believe the steps we have taken to guard against such abuses are reasonable, there is no assurance we will be successful in this effort.

IF PRODUCT DEVELOPMENT IS DELAYED, WE WILL EXPERIENCE DELAYS IN REVENUES AND COMPETITIVE PRODUCTS MAY REACH THE MARKET BEFORE OUR PRODUCTS.

     We can't predict the timing or the amount, if any, of revenues which we will receive from current or future product sales and licensing activities. Since our inception, we have experienced delays in bringing our products to market and commercial application as a result of delays inherent in technology development, financial resource limits and industry responses and maturity. These delays have resulted in delays in the timing of revenues and product introduction. In the future, new delays in product development or technology introduction on behalf of us, our original equipment manufacturers of consumer electronics and multimedia computer products ("OEMs"), integrated circuit ("IC") foundries or our software producers and marketers could result in further delays in revenues and could allow competitors to reach the market with products before us. In view of the emerging nature of the technology involved, and the rapidly changing character of the entire media, internet and computer markets, our expansion into other technology areas and the uncertainties concerning the ability of our products to achieve meaningful commercial acceptance, there can be no assurance of when or if we will achieve or sustain profitability.

WE HAVE A HISTORY OF LOSSES.

     The overall results for 1997 and 1998 reflect continuing losses from operations because of the funding requirements of the development of server technology of our subsidiary, MultiDisc Technologies, Inc. ("MDT") and subsequently the wind down costs for MDT. Although we were profitable in 1999, the first such profitability in our history, there can be no assurance that we will ever sustain an overall positive profit position.

IF WE ARE UNABLE TO ATTRACT AND RETAIN OUR KEY PERSONNEL, WE MAY NOT BE ABLE TO SUCCESSFULLY OPERATE OUR BUSINESS.

     Our future success primarily depends on the abilities and efforts of a small number of individuals, with particular management obligations. Loss of the services of any of these persons could adversely affect our business prospects. We are seeking to recruit additional key technology personnel in a very tight labor market where other enterprises with stronger financial records and larger staffs may offer opportunities which are more desirable than those which we are able to offer. While we believe that we will be able to recruit and retain personnel with the skills required for future growth, we can't assure you that we will be successful. Failure to do so could have an adverse impact upon our business, the results of our operations and our prospects. Currently, we have employment agreements with Henry R. Mandell with a term expiring in October 2002 and with our vice president of engineering with a term expiring in October 2000.

IF WE CAN'T RAISE ADDITIONAL CAPITAL, WE MAY HAVE TO MODIFY OR DELAY OUR DEVELOPMENT AND MARKETING ACTIVITIES.

     We have funded our operations from revenues and from a number of equity financings. While our audio subsidiary, DPI, was profitable for the first time during the last two quarters of 1997, these revenues were consumed in financing operations and funding the MDT technology development until we restructured and downsized our operations in September 1998. Since then we have achieved positive operating results at reduced operating levels but have delayed product development.

     With the recent financing and cash generated from our existing operations, we expect to be able to meet our operating obligations and the anticipated additional research, development, and commercial marketing cost for the audio business during the next twelve months.

BECAUSE THE MARKET IN WHICH WE OPERATE IS HIGHLY COMPETITIVE, WE MAY NOT BE SUCCESSFUL IN ESTABLISHING AND MAINTAINING THE TECHNOLOGICAL SUPERIORITY OF OUR PRODUCTS OVER THOSE OF OUR COMPETITORS.

     We are seeking commercial acceptance of our products in highly competitive markets. Our future success is dependent on establishing and maintaining the technological superiority of our products over those of competitors and our ability to successfully identify and bring other compatible technologies and products to market. Certain of our current competitors have access to greater financial resources than we do. There is no assurance that our present or contemplated future products will achieve or maintain sufficient commercial acceptance, or if they do, that functionally equivalent products will not be developed by current or future competitors with access to significantly greater resources. The market for 3D Virtual Audio technologies is characterized by intense competition and commodity pricing pressures. We compete with a number of entities that produce various stereo audio enhancement processes, technologies and products in both traditional two-speaker environments such as consumer electronics and multimedia computing, and in multi-channel, multi-speaker applications such as Home Theater. In the field of 3-D or Virtual Audio, our principal competitors are SRS Labs, Inc., QSound Labs, Inc., Aureal Semiconductor, Inc., CRL and Harman International, some of which have considerably greater capitalization and resources than we do. In the future, our products and technologies may also compete with audio technologies and products developed by other companies, including entities that have business relationships with us. There can be no assurance that we will be able to favorably compete in this market in the future.

BECAUSE THERE IS A LIMITED TRADING MARKET IN OUR STOCK, YOU MAY NOT BE ABLE TO SELL THE COMMON STOCK, OR MAY ONLY BE ABLE TO SELL IT FOR LESS THAN THE OFFERING PRICE.

     Our Common Stock trades on the OTC Bulletin Board under the symbol "SPAZ." There is no assurance that our current trading will be sustained or expanded as to correspond with your desire for a ready market for our shares.

IF WE ISSUE PREFERRED STOCK, YOUR RIGHTS MAY BE ADVERSELY AFFECTED.

     We are authorized to issue up to 1,000,000 shares of preferred stock in one or more series, the terms of which are to be determined by the Board of Directors, without further action by shareholders, and may include voting rights (including the right to vote as a class on particular matters), preferences as to dividends and liquidation, the conversion feature and dilution impact and redemption rights and sinking fund provisions. Since the Board of Directors has the authority to determine, from time to time, the terms of the preferred stock to be issued in the future, there is no limit on the amount of Common Stock (or the related dilution impact) that could be issuable under the terms of future series of preferred stock authorized by the Board of Directors. Of the 1,000,000 shares of preferred stock, 102,967 shares of Series B, 10% Redeemable Convertible Preferred Stock ("Series B Preferred Stock") are issued and outstanding and the issuance of additional shares of Series B Preferred Stock or any other preferred stock could affect the rights of the holders of Common Stock and the value of the Common Stock, could result, upon conversion, in a change of control and could also make it more difficult for the holders of the Common Stock to control voting with respect to significant corporate transactions. See "Description of Capital Stock."

SINCE OUR OFFICERS AND DIRECTORS OWN A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK, THEY CAN SUBSTANTIALLY CONTROL ACTIONS BY THE STOCKHOLDERS.

     Our current directors and officers beneficially own or control or have rights to acquire approximately 8.8 million shares of Common Stock or approximately 18.8% of our fully diluted Common Stock. As a result, in addition to their influence as officers and directors, if such persons act together as stockholders, they can substantially control actions by the stockholders with respect to our business and affairs.

SALES OF SHARES FOLLOWING THIS OFFERING COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     Virtually all of our currently outstanding Common Stock, including the Common Stock held by our affiliates, will be tradeable currently or in the near future, either under this prospectus or pursuant to Rule 144. Of the issued and outstanding shares of Common Stock, officers, directors and other founders or employees hold Escrowed Performance Shares. Under the currently effective Performance Share Modification Agreements dated December 30, 1996, 5% of the original 5,776,700 Performance Shares were released on June 22, 1997, 5% on June 22, 1998 and 10% on June 22, 1999, and the remainder of the Performance Shares are scheduled to be released automatically as follows: 20% on June 22, 2000; 30% on June 22, 2001; and 30% on June 22, 2002. In addition to the automatic releases, performance shares can be released based on the cash flow release criteria contained in the original June 22, 1992 escrow agreement although, to maintain a stable market in the Company's stock, in any year not more than 30% of the shares will be released, based on the cash flow criteria.

     In addition, under the revised arrangement the performance shares will vest if the individual holder has not voluntarily terminated his or her service with us prior to the applicable vesting dates. Any individual who is involuntarily terminated by us will be entitled to an automatic acceleration of the unvested performance shares. The Board, in its discretion, may allow an individual who has voluntarily terminated his or her services with us to retain a portion or all of any unvested performance shares.

WE DO NOT INTEND TO PAY DIVIDENDS.

     We have not paid any cash dividends on our Common Stock and have no present intention of paying any dividends. Our current policy is to retain earnings, if any, for use in operations and in the development of our business. Our future dividend policy will be determined from time to time by the Board of Directors.

     However, holders of our Series B 10% Redeemable Convertible Preferred Stock are entitled to a 10% per annum cumulative dividend, payable only out of assets legally available. Holders of our Series B Preferred Stock are entitled to dividends prior to any holders of our Common Stock or any subsequent series of preferred stock which we may issue.

SINCE OUR SECURITIES ARE SUBJECT TO THE PENNY STOCK RULES, YOU MAY FIND IT MORE DIFFICULT TO SELL OUR COMMON STOCK.

     Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the SEC. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on Nasdaq provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

     The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in connection with the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our securities are presently subject to the penny stock rules, and, as a result, investors may find it more difficult to sell their securities.

                                USE OF PROCEEDS

     Securities offered for resale hereunder are to be offered for the account of the Selling Stockholders. We are not entitled to any of the proceeds of the sale of any such securities, but we will pay the expenses of the filing of the registration statement. We will receive the proceeds, in the ordinary course, from any exercise of outstanding Options and Warrants and will apply those proceeds to general corporate purposes. If all outstanding Options and Warrants registered herein are exercised, we will receive proceeds of approximately $2.4 million.

OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

     Our Common Stock was listed and commenced trading on the NASDAQ SmallCap market on August 21, 1995 under the symbol "SPAZ". In January 1999, the shares were delisted by the NASDAQ SmallCap Market due to our inability to maintain listing requirements. Our Common Stock immediately commenced trading on the OTC Bulletin Board under the same symbol. The following table sets forth the high and low sales price of our Common Stock on its principal market for fiscal years 1998 and 1999:

                    PERIOD                      HIGH (U.S.$)    LOW (U.S.$)
                    ------                      ------------    -----------
1998
  First Quarter...............................     $2.88           $1.00
  Second Quarter..............................     $1.56           $0.56
  Third Quarter...............................     $0.75           $0.19
  Fourth Quarter..............................     $0.25           $0.06
1999
  First Quarter...............................     $0.44           $0.08
  Second Quarter..............................     $0.36           $0.08
  Third Quarter...............................     $0.90           $0.20
  Fourth Quarter..............................     $0.96           $0.26

     On March 31, 2000, the closing price reported by NASDAQ was U.S. $1.81. Stockholders are urged to obtain current market prices for our Common Stock. Beginning April 1, 1997, Harris Trust Company of California has been our transfer agent.

     To our knowledge there were approximately 125 holders of record of the stock of the Company as of March 31, 2000. However, our transfer agent has indicated that beneficial ownership is in excess of 3,300 shareholders.

DIVIDENDS.

     We have not paid any cash dividends on our Common Stock, and we have no present intention of paying any dividends. Our current policy is to retain earnings, if any, for use in operations and in the development of our business. Our future dividend policy will be determined from time to time by the Board of Directors.

     However, holders of our Series B 10% Redeemable Convertible Preferred Stock are entitled to a 10% per annum cumulative dividend, payable only out of assets legally available. Holders of our Series B Preferred Stock are entitled to dividends prior to any holders of our Common Stock or any subsequent series of preferred stock which we may issue.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999 (assuming none of the currently outstanding Options or Warrants are exercised).

DEBT
Notes Payable...............................................  $     14,149
Notes Payable to Related Parties............................       337,742
                                                              ------------
     Total Debt.............................................  $    351,891
STOCKHOLDERS' EQUITY
Preferred shares, $.01 par value, 1,000,000 shares
  authorized, 102,967 shares Series B 10% Convertible
  Preferred Stock Outstanding at December 31, 1999..........  $      1,030
Common Stock, $.01 par value, 50,000,000 shares authorized
  46,174,970 shares issued and outstanding at December 31,
  1999......................................................       461,750
Additional Paid-In Capital..................................    45,913,503
Accumulated Deficit.........................................   (45,608,146)
                                                              ------------
     Total Stockholders' Equity.............................       768,137
                                                              ------------
     Total Capitalization...................................  $  1,120,028
                                                              ============

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and related Notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations". The selected data presented below under the headings "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" as of and for the years ended December 31, 1996 and 1995, are derived from the consolidated financial statements of Spatializer Audio Laboratories, Inc. and subsidiaries, which consolidated balance sheets have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected financial data for the years ended December 31, 1999, 1998 and 1997 are derived from the Company's consolidated financial statements which have been audited by Farber & Hass LLP, independent public accountants.

                                                                 FISCAL YEAR ENDED
                                     -------------------------------------------------------------------------
                                     DECEMBER 31,   DECEMBER 31,    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                       1995(1)          1996            1997           1998           1999
                                     ------------   ------------    ------------   ------------   ------------
                                                                 ($ IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATION
  DATA:
Revenues...........................  $     1,230     $    2,024     $     2,781    $     1,680    $     1,660
Cost Of Revenues...................          (79)          (186)           (230)          (134)           (49)
                                     -----------     ----------     -----------    -----------    -----------
Gross Profit.......................        1,151          1,838           2,551          1,546          1,611
Total Operating Expenses...........       (4,403)       (27,042)(2)      (7,238)        (3,490)        (1,156)
Other Income (Expense), Net........           74            119              27           (108)           (94)
Loss from Discontinued
  Operations.......................                                                     (3,702)
Income taxes.......................          (63)          (310)            (60)           (38)            (6)
                                     -----------     ----------     -----------    -----------    -----------
Net Income (Loss)..................  $    (3,241)    $  (25,395)(3) $    (4,720)   $    (5,792)   $       355
                                     -----------     ----------     -----------    -----------    -----------
Basic Income (Loss) Per Share(4)...  $     (0.32)    $    (2.01)    $     (0.23)   $     (0.29)   $      0.01
                                     ===========     ==========     ===========    ===========    ===========
Diluted Income (Loss) Per
  Share(4).........................  $     (0.32)    $    (2.01)    $     (0.23)   $     (0.29)   $      0.01
                                     ===========     ==========     ===========    ===========    ===========
Weighted Average Common Shares.....   10,156,816     12,644,751      20,604,095     22,180,180     33,805,512
                                     ===========     ==========     ===========    ===========    ===========
CONSOLIDATED BALANCE SHEET DATA:
Cash and Cash Equivalents..........  $     3,113     $    1,587     $       577    $       264    $     1,022
Working Capital (Deficit)..........        3,159          2,092              83         (1,975)           395
Total Assets.......................        4,420          4,141           3,165            893          2,118
Advances From Related Parties......          325            113             113            857            337
Shareholders' Note Payable.........           --             --              --
Total Shareholders' Equity
  (Deficit)........................  $     3,697     $    3,268     $     1,525    $    (1,553)   $       768

-------------------------
(1) A Plan of Arrangement was completed on July 27, 1994 whereby the situs of the Company was moved to Delaware. Spatializer Audio Laboratories, Inc., a Delaware corporation, became the parent company for Spatializer-Yukon and DPI. The financial statements for this fiscal year reflect the consolidation of all three entities.

(2) Includes two one-time significant changes. Compensation Expense of $20,218,450 was recorded associated with the transfer of the Company's performance shares from Canadian Escrow into a new escrow arrangement which will provide for the release of the performance shares over six years. Based on the revised escrow arrangement, which primarily converts the escrow shares release from performance criteria to time-based criteria, the Company recorded compensation expense on the date the new escrow arrangement terms were accepted by the Company. Additionally, In-Process Research & Development ("IPR&D") expense of $679,684 related to the allocation of costs was incurred as a result of the MDT asset acquisition in June 1996.

(3) Loss per share has been calculated based on the weighted average number of common shares outstanding including escrowed performance shares, which are factored into the calculation as of December 30, 1996, the date on which the British Columbia Securities Commission ("BCSC") issued its consent to the Company's revised escrow arrangement.

(4) The Company incurred and paid Canadian income taxes in the amount of $249,000 during the year associated with the liquidation of Spatializer-Yukon, the Company's Canadian predecessor.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

     The following discussion and analysis relates to the financial condition and results of operations of Spatializer Audio Laboratories, Inc. and subsidiaries (the "Company") for the year ended December 31, 1999 compared to the year ended December 31, 1998, and the year ended December 31, 1998, compared with the year ended December 31, 1997.

RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 1999, COMPARED TO THE YEAR ENDED DECEMBER 31,
1998

REVENUES

     Revenues declined to $1,660,000 for the year ended December 31, 1999 compared to $1,680,000 for the year ended December 31, 1998, a decline of 1%. Revenues include license issuance fees and royalties pertaining to the licensing of Spatializer(R) audio signal processing designs and non-recurring engineering fees.

     The decrease in revenues is attributed primarily to the settlement in early 1998 of royalty claims from a licensee for which there was no comparable license settlement in the current fiscal year, competitive market pricing pressure and decreases in recurring royalties for the licensing of Spatializer audio technology reflecting weakness in the Japanese 3-D audio market. This was substantially offset by increases in royalties derived from digital signal processing ("DSP") foundries and OEMs for the Company's N-2-2 technology and royalty and engineering fees from a new licensee in 1999.

     Gross profit increased to 98% in the year ended December 31, 1999 compared with 92% for the comparable period last year. This increase reflects the impact of the discontinuation of lower margin consumer products sales, and inventory write-downs on the remaining consumer products inventory to market in 1998, for which there was no comparable adjustment in 1999. The Company maintains a high margin as the majority of revenues are from licensing and royalty activities, which have little or no associated direct costs.

OPERATING EXPENSES

     Operating expenses for the year ended December 31, 1999 decreased to $1,156,000 from $3,490,000 for the year ended December 31, 1998, a decrease of 67%. The decrease in operating expenses result from the rationalization of overhead, particularly with regard to the corporate office, implemented in late September 1998, as part of the Company's strategic repositioning to focus exclusively on its core audio business.

     Based on this strategic refocusing, MDT is being treated as a discontinued operation for accounting purposes. Operating expenditures in 1999 were minimal and were accrued in the year ending December 31, 1998. Operating and wind down expenses of MDT totaling $3,000,000 were excluded from 1998 operating expenses and presented separately as a discontinued operation. Total operating expenses of MDT for the year ended December 31, 1997 were $3,791,000.

GENERAL AND ADMINISTRATIVE

     General and administrative costs decreased to $516,000 for the year ended December 31, 1999 from $1,732,000 for the year ended December 31, 1998, a decrease of 70%. The decrease is primarily due decreased payroll and payroll-related costs primarily related to the downsizing of the corporate office as a result of overhead rationalizations implemented beginning in September 1998. General operating costs include rent, telephone, office supplies and stationery, postage, depreciation and similar costs.

RESEARCH AND DEVELOPMENT

     Research and Development costs decreased to $383,000 for the year ended December 31, 1999, compared to $756,000 for the year ended December 31,1998, a decrease of 49%. The decrease in research and development expense was due to headcount attrition and a delay in efforts to fill open positions until additional working capital became available through the December Transactions.

     In addition, the Company continued efforts to identify, validate, and develop new product ideas at DPI. Specific engineering efforts were directed toward porting support of N-2-2(TM) -- Digital Virtual Surround technologies to current and potential licensees during the year and toward development of StreamFX, an Internet audio enhancement product and Vi.B.E., a virtual bass enhancement technology.

SALES AND MARKETING

     Sales and marketing costs decreased to $257,000 for the year ended December 31, 1999, compared to $1,002,000 for the year ended December 31, 1998, a decrease of 73%. The decrease results from headcount reductions effected in September 1998 and suspension of public relations, formal trade show participation and advertising efforts until the additional working capital became available through the December Transactions.

LOSS ON DISCONTINUED OPERATION

     There was no loss on discontinued operation in the year ended December 31, 1999, compared to a loss on discontinued operation of $3,702,000 for the year ended December 31, 1998. Expenditures for MDT were minimal in fiscal 1999 and were accrued in the year ended December 31, 1998. Loss on discontinued operation was comprised of the reclassification of $2,847,000 of the net MDT expenses and valuation adjustments of $855,000. The net expense primarily represented general and administrative, sales and marketing and research and development expenses for the period January 1 through September 30, 1998. The Board of Directors announced the discontinued operation of MDT on September 25, 1998 and had preliminary indications from its banker and potential buyers that the sale of MDT's assets would not result in a loss to the Company. However, since no transaction had been consummated for the MDT assets as of the date on which the Company filed its annual report Form 10-K in April 1999, the Company elected to reserve for the contingency.

NET INCOME (LOSS)

     Net Income increased to $355,000 for the year ended December 31, 1999, compared to a net loss of $5,792,000 for the year ended December 31, 1998, an increase of 103%. The improvement for the period is primarily the result of overhead rationalization and corporate refocusing which began its implementation in September 1998 and the wind down costs of MDT in 1998, for which there were no such expenses in the current fiscal year.

FOR THE YEAR ENDED DECEMBER 31, 1998, COMPARED TO THE YEAR ENDED DECEMBER 31,
1997

REVENUES

     Revenues declined to $1,680,000 for the year ended December 31, 1998 compared to $2,781,000 for the year ended December 31, 1997, a decline of 40%. Revenues include license issuance fees and royalties pertaining to the licensing of Spatializer(R) audio signal processing designs and the sales of professional recording systems and consumer products.

     The decrease in revenues is attributed primarily to decreases in recurring royalties for the licensing of Spatializer audio technology reflecting competitive market pricing pressure, the discontinuation of consumer product sales, as well as the signing in late 1997 of a flat fee license agreement for which there was no comparable license agreement in the current fiscal year and weakness in the Asian market.

     Gross profit was unchanged at 92% in the year ended December 31, 1998 compared with 92% for the comparable period. This increase reflects the impact of the discontinuation of lower margin consumer products sales, partially offset by inventory write-downs ($86,000) on the remaining consumer products inventory to market. The Company maintains a high margin as the majority of revenues are from licensing and royalty activities, which have little or no associated direct costs.

OPERATING EXPENSES

     Operating expenses from continuing operations for the year ended December 31, 1998 decreased to $3,490,000 from $7,238,000 for the year ended December 31, 1997, a decrease of 51%. The decrease in operating expenses resulted primarily from the reclassification of certain MDT expenses as discontinued operation and higher technology demonstrator development expense in 1997.

     Based on the corporate strategic refocusing, MDT is being treated as a discontinued operation. Operating expenses of MDT of approximately $2,800,000 have been excluded from operating expenses and presented separately as a discontinued operation. Total operating expenses of MDT for the year ended December 31, 1997 were $3,791,000.

GENERAL AND ADMINISTRATIVE

     General and administrative costs decreased to $1,732,000 for the year ended December 31, 1998 from $2,174,000 for the year ended December 31, 1997, a decrease of 20%. The decrease is primarily due to the reclassification of MDT expenses of $511,000 to discontinued operations, partially offset by a provision of $100,000 for corporate restructuring. General operating costs include rent, telephone, office supplies and stationery, postage, depreciation and similar costs.

RESEARCH AND DEVELOPMENT

     Research and Development costs decreased to $756,000 for the year ended December 31, 1998, compared to $3,708,000 for the year ended December 31,1997, a decrease of 79%. The decrease in research and development expense was due to headcount attrition and a delay in efforts to fill open positions until the additional working capital became available through the December Transactions.

     In addition, the Company continued efforts to identify, validate, and develop new product ideas at DPI. Specific engineering efforts were directed toward porting support of N-2-2(TM) -- Digital Virtual Surround technologies to current and potential licensees during the year, simplified low cost 3-D stereo solutions and toward enCompass, a true interactive, real-time 3-D audio positioning technology.

SALES AND MARKETING

     Sales and marketing costs decreased to $1,002,000 for the year ended December 31, 1998, compared to $1,356,000 for the year ended December 31, 1997, a decrease of 26%. The decrease is primarily due to the reclassification of MDT expenses of $531,000 to discontinued operations, partially offset by an expansion in DPI sales personnel, travel and international sales representative expenses.

LOSS ON DISCONTINUED OPERATION

     Loss on discontinued operation was $3,702,000 for the year ended December 31, 1998. There was no comparable loss in the prior year. Loss on discontinued operation is comprised of the reclassification of $2,847,000 of the net MDT expenses and valuation adjustments of $855,000. The net expense represents primarily general and administrative, sales and marketing and research and development expenses for the period January 1 through September 30,1998. The Board of Directors announced the discontinued operation of MDT on September 25, 1998 and had preliminary indications from its banker and potential buyers that the sale of MDT's assets would not result in a loss to the Company. However, since no transaction has been consummated for the MDT assets as of this filing date, the Company has elected to reserve for this contingency.

NET LOSS

     The net loss increased to $5,792,000 for the year ended December 31, 1998, compared to $4,720,000 for the year ended December 31, 1997, an increase of 22%. The increased net loss for the period is primarily the result of wind down costs at the Company's discontinued operation, MDT, and lower revenues of DPI, partially offset by significantly lower technology demonstrator development compared with the prior year.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1999, we had $1,022,000 in cash and cash equivalents as compared to $264,000 at December 31, 1998. The increase in cash and cash equivalents is attributed to cash provided by the issuance of 1,884,254 additional shares of Common Stock ($1.05 million in new capital from the December Transaction), and cash provided by other operating activities. We had working capital of $395,000 at December 31, 1999 as compared with a working capital deficit of $1,975,000 at December 31, 1998. Our future cash flow will come primarily from the audio signal processing licensing business', semiconductor foundries ("Foundries") and, OEM royalties and common stock issuances including warrant and option exercises. At December 31, 1999 we had six Foundry licensees, seventy-six OEM Licensees and fourteen authorized customers for its audio signal processing business as compared with six Foundry licensees and seventy-three OEM Licensees and eight authorized customers at December 31, 1998. We are actively engaged in negotiations for additional audio signal processing licensing arrangements which will generate additional cash flow without imposing any substantial costs on the Company.

     We have related party obligations of $225,000, convertible into Common Stock at our or the debtee's option. The obligation matures in June 2001. The Company owed $337,700 to related parties as of December 31, 1999 and $857,500 at December 31, 1998.

     On October 30, 1998, the Compensation Committee of the Board of Directors re-priced qualified stock options to purchase 121,000 shares of common stock granted to various employees beginning in June 1995. The exercise price for these options was adjusted to $0.1875 per share (the closing market price on October 30, 1998) reducing grant date exercise prices ranging from $0.72 to $2.34 per share.

     On November 12, 1998, the Compensation Committee of the Board of Directors re-priced qualified stock options to purchase 100,000 shares of common stock granted to an employee in March 1998. The exercise price for these options was adjusted to $0.125 per share (the closing market price on November 12, 1998) reducing the grant date exercise price from $1.18 per share. The vesting schedules and expiration dates for these options were not modified.

     On April 14, 1998, we entered into a private placement for up to $5 million of which $3 million was funded. In connection with the private placement, the Company authorized 100,000 shares of a new Series A, 7% Convertible Preferred Stock at a stated price of $50 per share and issued 60,000 shares for $3 million. In connection with the April funding, we issued purchase warrants, exercisable for three years and entitling the holders to acquire one share of the Company's common stock for each warrant. Of the warrants, 450,000 were issued and 150,000 warrants were issued to placement agents. The investor warrants are exercisable at 140% and the placement warrants are exercisable at 120%, respectively, of the average closing bid price of our common stock for the 10 days preceding the closing. In addition, cash placement fees of 10% were paid. A related party received 50,000 of the placement agent warrants and $100,000 of the placement agent cash fee for arranging $1 million of the $3 million investment. We do not expect any additional investment above the initial $3 million to be received under this placement. At December 31, 1999, 60,000 shares of Series A Convertible Preferred Stock, representing the entire placement had been converted into a total of 30,517,943 shares of our Common Stock, some of which are covered by this Registration Statement and the balance of which were issued as restricted shares.

     On September 25, 1998, we announced that our Board of Directors was refocusing our business on the exploitation of its audio technologies, and, as noted above, to properly position the MDT assets for sale. In reaching its decision of September 25, 1998, we indicated that while we recognized the prospects of MDT, the capital investment required to properly commercialize the technology was beyond our capacity and, therefore, we made the decision to seek a sale transaction. Effective as of that date, Steven D. Gershick resigned as chief executive officer of the Company and as president of MDT, but continued to serve as chairman of the board and director of the Company until February 10, 2000. Henry R. Mandell, who joined the Company in March, 1998 as senior vice president finance, chief financial officer was designated as interim chief executive officer to oversee all of the corporate activities. Michael Bolcerek resigned as president of DPI. Mr. Mandell was elected as a director by the stockholders on February 10, 2000 and also was designated chief executive officer and chairman of the board on that date.

     We responded to inquiries from NASDAQ and attended a hearing with respect to our continued listing on October 29, 1998 at which time we outlined our strategy for continued listing. In November, 1998, NASDAQ provided us with an extension and conditional listing until December 31, 1998 to provide evidence of compliance with all requirements for continued listing. On December 31, 1998, we informed NASDAQ that we would be unable to comply with these requirements. On January 5, 1999, our common stock was delisted from the NASDAQ SmallCap Market and, on the same day, commenced trading on the OTC Bulletin Board under the symbol "SPAZ".

     In December 1999, we completed the December Transactions with certain existing holders of our equity and debt and with new institutional investors. The December Transactions included the private placement of 1,884,254 additional shares of our Common Stock ($1.05 million in new capital or $0.55725 per share), the issuance of warrants to acquire 2,100,000 shares of Common Stock exercisable for three years at an exercise price of $.67 per share), the cancellation of 500,000 warrants to acquire Common Stock issued in that earlier financing, the conversion of $1 million of short term debt into a new Series B Preferred Stock and the conversion of $225,000 of secured debt into secured convertible debt.

     In the December Transactions, $895,000 in short term loan advances from officers, directors and their affiliates and certain other securities holders, and accrued interest of $134,647, were restructured into the $1,000,000 in new Series B Preferred Stock. The Series B Preferred Stock, and any dividends therefrom not converted into cash, are convertible commencing in 2001 into restricted Common Stock at a 10% discount, based on the 10 day average closing bid price prior to the conversion, but subject to a minimum conversion of $.56 per share and a maximum of $1.12 per share. We have a three year option to redeem any Series B Preferred Stock, not sooner converted, in whole or in part, in cash.

     In the December Transactions, $225,000 of secured debt, including accrued interest, was converted into secured long term convertible debt. The long term debt is held by existing institutional investors and is secured by essentially all of our assets. The debt, and accrued interest, is convertible at our or the holder's options into registered Common Stock at a conversion price equal to the average 10 day closing bid price prior to conversion but subject to the same minimum and maximum conversion prices set for the Series B Preferred Stock.

     The streamlining and downsizing of our operations in 1998, coupled with additional audio licensing revenues and the new capital in the December Transactions, have stabilized our operations, strengthened our balance sheet and restored working capital and shareholders equity. This liquidity, coupled with improved revenues from audio licensing initiatives, has allowed us to emerge from a turnaround operating mode and to begin to pursue a growth strategy. While we continue to seek an arrangement that will allow us to recoup some portion of the MDT investment, no positive opportunities have developed. We intend to focus on the expansion and support of our audio efforts. Management anticipates that liquidity from the December Transactions, along with our operating revenues, will be sufficient to meet Company requirements for at least the next twelve months.

     Funds generated by these financing activities as well as cash generated from the Company's existing operations is expected to be sufficient for us to meet our operating obligations and the anticipated additional research and development for its audio technology business.

NET OPERATING LOSS CARRYFORWARDS

     At December 31, 1999, we had net operating loss carryforwards of $26,000,000 for income tax purposes. Our ability to utilize approximately $900,000 of these tax losses which accrued during 1994 against future income may be restricted as a result of the change in year-ends to December 31, 1994. The net operating loss carryforwards expire through 2012.

INFLATION

     We believe that the moderate inflation rate of the 1990's has not impacted our operations.

YEAR 2000

     We are aware that many computer software programs may not currently be designed to properly handle the system date change after December 31, 1999. We have addressed this contingency with our computer consultants and have upgraded our software programs in 1998, the cost of which was approximately $15,000. We have not experienced any Year 2000 problems as of this filing date.

THE ASIAN ECONOMIC CRISIS

     Approximately 51% of our revenues for the year ended December 31, 1999 were derived from foundries and OEM's based in Japan and other Asian countries. We believe that the relatively moderate level of our Asian business, and the concentration of this Asian business with Matsushita Electronics Corporation, Toshiba Corporation, Samsung and LG Electronics which comprised 85% of revenues generated from Asian customers, has resulted in some impact on revenues and profitability.

                   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 did not have a material impact on the financial statements.

     In April, 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." The statement is effective for fiscal years beginning after December 15, 1998. The statement requires costs of start-up activities and organization costs to be expensed as incurred. We are required to adopt SOP 98-5 for the year ended December 31, 1999. The adoption of SOP 98-5 is not expected to have a material impact on our consolidated financial statements.

     The Financial Accounting Standards Board recently issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective date of FASB Statement No. 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities by requiring that all derivative instruments be reported as assets or liabilities and measured at their fair values. Under SFAS 133, changes in the fair values of derivative instruments are recognized immediately in earnings unless those instruments qualify as hedges of the (1) fair values of existing assets, liabilities, or firm commitments, (2) variability of case flows of forecasted transactions, or (3) foreign currency exposures on net investments in foreign operations. We are required to adopt SFAS No. 133 for the quarter ended September 30, 2000. The adoption of SFAS No. 133 is not expected to have a material impact on our consolidated financial statements.

     The Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," in June 1997. SFAS No. 130 establishes standards for reporting and presentations of comprehensive income and its components in a full set of financial statements. Comprehensive income includes all changes in members' equity, except those arising from transactions with members, and includes net income and net unrealized gains or losses on securities. There is no impact on our financial statements as a result of the implementations of SFAS No. 130. The Company adopted FAS No. 130 in the first quarter of fiscal year ended December 31, 1998.

                                    BUSINESS

     We are a leading developer, licensor and marketer of next generation audio technologies for the consumer electronics, personal computing, enterprise computing and entertainment industries. Our position as a leading developer of next generation technologies is based on our strong relationships with brand leaders, such as Apple, Toshiba and Matsushita. We conduct our audio business through our parent company and our wholly owned subsidiary, DPI. DPI has developed a full complement of patented and proprietary 3-D or virtual audio signal processing technologies directed to the consumer electronics and multimedia PC markets. We continue to expand our product offerings to take advantage of the emerging digital audio marketplace specifically for consumer products like DVD for personal computers, and home entertainment; and interactive positional audio for PC gaming on the Windows 95/98/00(TM) platforms.

     We are focused on broadening recognition for the Spatializer(R) brand name through association with these and other globally recognized consumer electronics and multimedia computer brand leaders, and on broadening our audio technology and software base to position ourselves for continued growth. We believe that with the accelerating growth in the digital audio/video marketplace, the market for virtual audio technologies, and therefore for our products, is entering a new phase of opportunity.

     Our other wholly owned subsidiary, MDT, formed in June 1996 when we acquired development stage optical disc storage and robotics assets and technologies from Home Theater Products, International, Inc., a debtor in possession, is now inactive. In September 1998, we announced our plan to refocus our business on the exploitation of our core audio technologies, suspend research and development at MDT and to properly position the MDT assets for sale. Therefore, MDT has been accounted for as a discontinued operation. Since 1998 we have been unsuccessful in identifying a purchaser for this technology. This repositioning strategy recognized that the capital investment required to properly commercialize the MDT technology was beyond our current capacity. We believe this strategy provides a better opportunity to further solidify our position as a leading provider of virtual audio solutions, based on available capital resources.

DESPER PRODUCTS, INC. -- 3-D AUDIO SIGNAL PROCESSING TECHNOLOGIES

     DPI has developed a suite of proprietary advanced audio signal processing technologies for the entire spectrum of applications falling under the general category of "3-D" or virtual audio. The objective in each product category is to create or simulate the effect of a multi-speaker sonic environment using two ordinary speakers (or headphones) for playback. The market for 3-D audio is segmented into five broad categories of technology as identified in the listing below. Each of these technologies utilizes different underlying scientific principles in accomplishing its design objectives and is targeted to a specific class of consumer electronics or multimedia computer depending on the intended product use and functional capability of the product. DPI currently has other audio signal processing technologies under development which will serve to expand its market scope and partner product capabilities.

     CATEGORY OF TECHNOLOGY               PRODUCT CATEGORIES                3-D AUDIO ENHANCEMENT
     ----------------------               ------------------                ---------------------
3-D Stereo (Spatializer(R)3-D      Consumer electronics products      Surround Sound enhancement from
Stereo)                            providing stereo playback -- DVD   an ordinary stereo signal
                                   Players, Stereo TV's, VCR's,
                                   Stereo Components and Systems,
                                   Car Audio, Laptop and Desktop
                                   Multimedia Computers, Set-top
                                   Boxes
Positional Audio (Spatializer      Interactive Gaming for Multimedia  Simulation of immersive,
enCompass(TM) V2.0)                Computers under Windows '95/'98,   interactive sonic environments
                                   Virtual Reality Applications       including sound objects that move
                                                                      in real time with related
                                                                      graphics objects or changes in
                                                                      game player position or
                                                                      perspective.
Two-Speaker Virtualization         Products incorporating             Creation of spatially accurate
(Spatializer N-2-2(TM)) Digital    multi-channel audio sources like   multi- speaker cinematic audio
Virtual Surround                   Dolby Digital(R) (AC-3), Dolby     experience from two speakers, and
                                   ProLogic(R) or MPEG-2. Home        headphones utilizing discrete
                                   Theater, DVD-Video, Multimedia     multi-channel audio information.
                                   Computers utilizing DVD/MPEG and
                                   decoding.
Bass Enhancement (Vi.B.E.(TM))     Consumer electronics products      Simulation of lower frequency
                                   providing stereo playback -- DVD   response from speakers with
                                   Players, Stereo TV's, VCR's,       relatively high low frequency
                                   Stereo Components and Systems,     capability
                                   Car Audio, Laptop and Desktop
                                   Multimedia Computers and Speakers
Internet Audio Enhancement         Laptop and Desktop Multimedia      Surround Sound and bass
(Spatializer(R)StreamFX(TM))       Computers and portable music       enhancement to playback of
                                   devices running MP3 media player   ordinary MP3 files
                                   software

LICENSED PRODUCTS

     Our current technology product applications are directed to (1) stereo enhancement in consumer electronics products and multimedia PCs, (2) interactive positional audio for PC gaming, and (3) two-speaker and headphone virtualization of multi-channel audio for DVD based multimedia computer and home theater applications.

     1. Spatializer(R) 3D Stereo. Based upon proprietary and patented methods of stereo signal processing, the Company's Spatializer(R)3-D Stereo technology is designed to create a vivid and expansive three-dimensional surround sound listening experience from any stereo source input using only two ordinary speakers. Along with professional audio quality and coherent stable sonic imaging, the technology includes the Company's unique DDP(TM) (Double Detect and Protect(TM)) algorithm. DDP(TM) continuously monitors the underlying stereo signal and dynamically optimizes spatial processing, avoiding deleterious sonic artifacts common in other systems and provides "set and forget" ease of use for consumers. First introduced in July 1994, in the form of a 20 pin analog IC from Matsushita Electronics Corporation ("Matsushita"), the technology is now incorporated into low-cost, standard process ICs by four chip foundries (Matsushita, ESS Technologies, Inc., OnChip Systems and Luxsonor) for easy and inexpensive implementation in any consumer electronics or computer products utilizing stereo audio. The technology is currently available in both analog and digital formats. Matsushita introduced a new Spatializer IC design in 1999, offering the Spatializer 3-D Stereo effect in a simplified, lower cost package.

     2. Spatializer(R) enCOMPASS(TM) V2.0. In March 1998, we introduced Spatializer(R) enCOMPASS(TM) V2.0, a real-time software-only positional 3-D audio engine based upon our proprietary implementation of HRTF (head related transfer functions) algorithms, and Interaural Intensity and Interaural Time differences. Version 2.0 has variable radiation pattern models for greater sound functionality, variable frequency dependent propagation and distance modeling to provide greater depiction of sound in relation to the player, and a choice of rendering quality levels to address different processing requirements between PC CPUs. Spatializer enCOMPASS permits PC game developers to easily create immersive and interactive audio environments under the Windows '95 DirectSound 3-D audio API where sound objects move in real time in response to changes in the location or the perspective of the player in the game. This provides the game designer the ability of developing under the industry standard Microsoft DirectSound 5.0 open API, rather than under proprietary systems. The system supports playback over speakers or through headphones. On December 23, 1998, the Company signed its first license of Spatializer(R) enCOMPASS(TM)with Apple Computer, Inc., which released the technology in its products in October 1999.

     3. Spatializer(R) N-2-2(TM) Digital Virtual Surround. In September 1996, DPI introduced Spatializer N-2-2, which the Company considers a "core", and "enabling" technology for DVD based personal computer and home theater products. DVD is considered by many to be the single most important and potentially most widely adopted consumer audio/computer technology ever introduced. The audio standards for DVD (based upon geographic region) are multi-channel audio formats (Dolby Digital(R) (AC-3) and MPEG-2) which carry six (or more) discrete (independent) channels of audio -- the front left and right channels, a center channel (for vocal tracks), two rear surround channels and a Low Frequency Effects (LFE or "sub-woofer") channel for sound effects. The Spatializer N-2-2 software-based algorithms permit spatially accurate reproduction of this multi-channel audio over any ordinary stereo system using two rather than the five or six speakers normally required in traditional home theater setups. Spatializer N-2-2 runs in real-time on general purpose DSP hardware platforms like those offered by C-Cube, Acer Labs, Inc., Motorola, and Zoran; may be integrated with host based software-only MPEG-2 or DVD decoders (like SoftDVD and DVDExpress, offered by CompCore Multimedia and Mediamatics, respectively, for the Intel(R)Pentium(R) microprocessors); and can be ported to any of the principal audio codecs or media processor/accelerator platforms performing Dolby Digital (AC-3) or MPEG-2 audio decoding. N-2-2 has been approved by Dolby Laboratories and qualifies Spatializer licensees to use the newly created Dolby Digital VIRTUAL(TM) trademark on products incorporating the technology. We believe our Spatializer N-2-2 process will serve to widen and accelerate the market for DVD acceptance, because it delivers the full cinematic audio experience to ordinary consumers without the additional expense and complication of multi-speaker home theater playback systems. The Spatializer N-2-2 technology is also available for use over headphones, which accurately renders a spatially accurate 5 speaker position simulating the typical home theater arrangement. In the third quarter 1999, we licensed Spatializer N-2-2 to Acer Labs, Inc.

     4. Spatializer(R) Vi.B.E. In early 1999, DPI introduced Spatializer Vi.B.E., a virtual bass enhancement technology. Spatializer Vi.B.E. produces a dynamic bass response from even the lowest-end speakers or headphones. Spatializer Vi.B.E. uses proprietary technology to generate realistic virtual bass frequencies that are unaffected by speaker system frequency response.

     5. Spatializer(R) StreamFX. Spatializer StreamFX creates a dramatic and enveloping sound experience out of any pair of regular speakers or headphones when playing MP3 music files. Spatializer StreamFX utilizes Spatializer 3-D Stereo and is a long-time favorite of both movie and sound studios in addition to numerous audio product manufacturers. Combined with Vi.B.E., this product widens and deepens the soundfield to surround the listener with rich and ambient enhanced audio. A headphone option generates the same equally immersive experience over headphones creating a dramatic audio experience.

LICENSING ACTIVITIES

     We have traditionally licensed our technologies through semiconductor manufacturing and distribution licenses ("Foundry Licenses") with Foundries. In turn, these Foundries manufacture and distribute ICs incorporating Spatializer technology to OEMs.

     The terms of the Foundry Licenses are negotiated on an individual basis requiring the payment of a per unit running royalty according to sliding scales based upon cumulative volume. Certain of the licenses call for the payment of an up-front license issuance fee either in lieu of, or in addition to the running royalty. Per unit royalties are payable in the quarter following shipment from the Foundry to the OEM.

     OEMs who desire to incorporate these ICs into their products are required to enter into a license ("OEM Licenses") with us before they may purchase the ICs in quantity. Foundry Licenses generally have limited the sale of Spatializer ICs to OEMs who have entered into an OEM License with us. OEM Licenses generally provide for the payment of a further per unit royalty by the OEM for OEM products incorporating a Spatializer IC ("Licensed Products") payable in the quarter following shipment by the OEM of its Licensed Products.

     In mid-1996, we modified our licensing program to ease the licensing process and accelerate cash flow by offering Foundries an alternative "Bundled Royalty" arrangement which permits the IC foundry to make a traditional component IC sale to an OEM without requiring the OEM to negotiate a separate royalty license agreement with the Company. In these situations, the IC Foundry is authorized to sell Spatializer ICs to OEMs, which enter into a simplified Logo Usage Agreement ("LUA"), or to be authorized customers in consideration for a higher ("bundled") per unit royalty from the IC Foundry. This license structure has relieved much of the licensing burden from the IC foundries and has resulted in an increase in license signings.

     Because the Spatializer N-2-2 technology may be fully implemented in software to run in host based (Intel Pentium(R)) or general purpose DSP (C-Cube, Motorola, Zoran, and Acer Labs) environments, no IC Foundry may be involved, as is the licensing arrangement with Apple Computer, Inc. In these situations, we will enter into royalty bearing licenses directly with the OEM. However, we may still pursue bundled agreements with DSP providers, if appropriate.

     We are currently negotiating new IC/DSP Foundry and OEM licenses for its N-2-2, enCOMPASS V2.0, and 3-D stereo technologies.

IC FOUNDRY LICENSES

     In October 1999, Acer Labs, Inc. entered into a Foundry License for Spatializer N-2-2. As of December 31, 1999, we have entered into six non-exclusive Foundry Licenses for 3-D Audio Signal Processing technologies with Matsushita, ESS Technology, Inc. ("ESS"), OnChip Systems, Inc. ("OnChip") C-Cube Technologies, Inc. ("C-Cube") Acer Labs, Inc. ("Ali") and Luxsonor. Foundry Licenses generally require the payment of per unit running royalties based upon a sliding scale computed on the number of Spatializer ICs or DSPs sold.

     Matsushita currently manufactures and sells four 3-D Stereo IC's incorporating Spatializer audio signal processing and has several more ICs in design. ESS currently manufactures and sells two Spatializer(R) ICs, which are primarily used for multimedia and notebook applications. OnChip currently manufactures three versions of the 3-D Stereo Spatializer(R) IC. C-Cube currently incorporates N-2-2 on their Ziva-3 DSP and Ali incorporates N-2-2 into their M3321 DSP.

     As of December 31, 1999, more than 17 million ICs and DSPs incorporating Spatializer 3-D audio signal processing and N-2-2 digital virtual surround sound technology had been manufactured and sold.

OEM LICENSEES AND CUSTOMERS

     As of December 31, 1999, our technology has been incorporated in products offered by over 90 separate OEM Licensees and customers on various economic and business terms. Some of these OEM Licenses required a license issuance fee and/or a separate per unit royalty, while others were licensed under the LUA or were authorized customers under bundled royalty licenses with the IC foundries. The OEM licensees and customers offer a wide range of products, which include DVDs, car stereo systems, direct view TVs, wide screen and projection TVs, VCRs, powered speakers, portable audio systems ("Boomboxes"), HiFi stereo systems and components, computer sound cards and graphics accelerator cards, multimedia desktop personal computers, notebook computers, LCD projectors, multimedia computer monitors, and arcade pinball and video games.

     The following table is a partial list of the OEM Licensees and authorized customers as of December 31, 1999:

                       PARTIAL LIST OF OEM LICENSEES OR CUSTOMERS
                       ------------------------------------------
Apple, Computer Inc                          NEC
Compaq Computer Corp.                        Panasonic TV & VCR (Matsushita Kotobuki
Dell Computer Corp.                          Electronics Industries, Ltd.)
Digital Technology Systems Of California,    Panasonic Car Audio (Matsushita
Inc.                                         Communications Industrial Co., Ltd.)
Emerson                                      Proton Electronic Industrial Co., Ltd.
Fujitsu Computer Corp.                       Samsung
Hewlett Packard                              Seiko Epson Corp.
Hitachi, Ltd.                                Sanyo Corp.
Iiyama Electric Co., Ltd.                    Sharp Corp.
Gateway Computer Corp.                       Toshiba DVD
Golden Regent                                Toshiba TV
LG Electronics                               Taisei Electric, Inc.
JVC                                          Taiyo Electric Company, Ltd.
Labtec Enterprises, Inc.                     Texas Instruments
Mag Monitors                                 Theta Digital
Marantz                                      VM Labs, Inc.
Micron Computer Corp                         Zenith
Mitsubishi Image and Information Works

HARDWARE PRODUCTS

     Sales of our professional and consumer hardware products to date have not generated significant revenues and we do not plan to manufacture these products in the future. Instead, we are focusing our attention on licensing these product designs to third parties and concentrating on software-only products and "plug-ins" for use with MP3 players for PC platforms and portable audio devices.

MULTIDISC TECHNOLOGIES, INC. -- NETWORK BASED MODULAR, SCALEABLE COMPACT DISC/DVD SERVERS

     As our first effort to broaden our technology portfolio and capitalize on our strong relationships with manufacturers of consumer electronics and personal computer peripheral products, we acquired certain developmental stage technologies and assets from Home Theatre Products ("HTP"), for approximately $1,062,000 in June 1996 and formed a subsidiary, MDT. The MultiDisc transaction, which was implemented through a court-approved sale in the HTP bankruptcy proceeding, included an array of compact disc server robotics and software technologies in various stages of completion. The MDT transaction was intended to position us for long term growth in a significant new market. We expected to license this technology or enter into third party manufacturing arrangements for sale of MDT CD/DVD changer products to OEMs.

     The MDT transaction brought a unique combination of proprietary electromechanical designs, robotics, operating software, firmware, intellectual property, and engineering know-how and five patent applications acquired in the asset acquisition. MDT added an additional forty-seven patent applications filed with the United States Patent & Trademark Office ("USPTO") to bring the total to fifty-two patent applications filed.

     On September 25, 1998, we announced our plan to refocus our business on the exploitation of its core audio technologies and to properly position the MDT assets for sale. The repositioning strategy recognized that the capital investment required to properly commercialize the MDT technology was beyond the Company's capacity. As a result, all research and development activities were suspended and the Company has accounted for MDT as a discontinued operation. The Company has explored the sale of the business or the patent portfolio with interested parties, but to date, no transaction has been consummated.

REVENUES AND EXPENSES

     We generate revenues in our audio business from royalties pursuant to our Foundry, OEM, and other licenses, and from non-recurring engineering fees to port our technologies to specific licencees' applications. Our revenues, which totaled $1,660,371 in 1999, were derived substantially from Foundry and OEM license fees and royalties.

     We seek to maximize return on our intellectual property base by concentrating our efforts in very high margin licensing and software products and have eliminated our hardware product operations. Licensing operations have been managed internally by our personnel and through use of an international sales rep force.

     We had four major customers, C-Cube Technologies, Inc., Apple Computer, Inc., Matsushita and Toshiba Corporation in 1999, each of whom accounted for greater than 10% of our total 1999 revenues. One OEM accounted for 30%, another accounted for 26% and two accounted for between 10% and 15% of our royalty revenues during 1999. All other OEM's accounted for less than 10% of royalty revenues individually.

     In September, 1998, the U.S. Court of Appeals for the Federal Court upheld the U.S. District Court's ruling of August 1996, in which we prevailed in a 22-month legal battle over our 3-D Stereo intellectual property when the U.S. District Court granted our motion for summary judgment against a competitor's assertions of patent infringement. (See LEGAL PROCEEDINGS, Page 30, for further detail). The uncertainties caused by the patent litigation had hindered our corporate results, particularly since licensing revenue depends upon OEM unit shipments, which follow three to four quarter production cycles. The resolution of this litigation contributed to our ability to attract new licensing and financing arrangements and to reposition ourselves for positive growth in profitability.

     In September 1998, we implemented cost cutting measures in conjunction with the suspension of our research and development activities at MDT and to further rationalize the overhead of DPI and the corporate office in response to lower levels of operating performance. The result of these initiatives was to reduce 1999 operating costs from 1998 levels, which enabled us to achieve profitable operating results in 1999.

COMPETITION

3-D AUDIO SIGNAL PROCESSING MARKETPLACE

     We compete with a number of entities that produce various audio enhancement processes, technologies and products, some utilizing traditional two-speaker playback, others utilizing multiple speakers, and others restricted to headphone listening. These include the consumer versions of multiple speakers, matrix and discrete digital technologies developed for theatrical motion picture exhibition (like Dolby Digital(R), Dolby ProLogic(R), and DTS(R)), as well as other technologies designed to create an enhanced stereo image from two or more speakers.

     Our principal competitors in the field of 3-D audio are QSound Labs, Inc. ("QSound"), SRS Labs, Inc., Aureal Semi-conductor, Inc., CRL and Harman International. In the future, our products and technologies also may compete with audio technologies and product applications developed by other companies including entities that have business relationships with us.

     We believe that we will favorably compete in this market because we offer a single source, complete suite of patented and proprietary 3D Stereo, interactive positional, and speaker virtualization technologies, and because of our superior engineering and OEM support, the strength of our IC Foundry and OEM relationships, and the Spatializer(R) brand name recognition in the industry.

PATENTS, TRADEMARKS AND COPYRIGHTS

     Our core Spatializer audio signal processing technology is covered by our U.S. patent 5,412,731, issued May 2, 1995. On July 15, 1997, the Company filed a patent in the U.S. Patent office on our N-2-2(TM) intellectual property with the U.S. Patent Office. On March 20, 1998, we filed a patent on our enCompass V 2.0 positional audio gaming technology with the U.S. Patent Office. Additional patent applications for our reduced cost/higher performance 3-D Stereo designs and other technologies are currently in process. Much of our intellectual property consists of trade secrets. We possesses copyright protection for our principal software applications and have U.S. and foreign trademark protection for our key product names and logo marks.

     The MDT transaction brought a unique combination of proprietary electromechanical designs, robotics, operating software, firmware, intellectual property, and engineering know-how and five patent applications acquired in the asset acquisition. MDT added an additional forty-seven patent applications filed with the United States Patent & Trademark Office ("USPTO") to bring the total to fifty-two patent applications filed. However, due to the suspension of all operating activities of MDT, we are not pursuing these applications and some applications have lapsed. The core MDT data storage technology is covered by U.S. patents 5,774,431, 5,822,283, 5,886,960 and 5,886,974. We have either obtained or applied for U.S. trademark protection for its principal product names and logo marks.

     On September 25, 1998, we announced our plan to refocus our business on the exploitation of the MDT core audio technologies and to properly position the MDT assets for sale. The repositioning strategy recognized that the capital investment required to properly commercialize the MDT technology was beyond our capacity. As a result, all research and development activities were suspended and we have accounted for MDT as a discontinued operation.

EMPLOYEES

     We began 1999 with thirteen full-time and five part-time employees and sales representatives and reduced our staff to five full-time and six part-time employees by December 31, 1999. Currently, we are in the process of expanding our development staff and marketing efforts and have added four full-time persons since the beginning of 2000. At year-end, there were two employees engaged in research and development. From time to time, we also employ the services of outside professional consultants. None of our employees are represented by a labor union or are subject to a collective bargaining agreement. We consider our relations with our employees and consultants to be satisfactory.

                                   FACILITIES

     Our executive office is located in Woodland Hills, California where we occupy approximately 900 square feet with an annual rent of approximately $32,000. The lease term on this space is month to month. During 1999, we also had leased facilities in Mountain View, CA, and Santa Clara, CA.

     Our regional office in Mountain View, CA, was the primary location for our audio technology division, DPI. We occupied approximately 4,200 square feet in this location and the annual rent on a triple net basis for these premises was approximately $101,000, with the lease term expiring December 31, 1999. This lease has not been renewed. On November 16, 1999, we entered into a lease for approximately 2,700 square feet of office space in Santa Clara, CA for DPI, and relocated our DPI office from Mountain View on December 12, 1999. The annual rent for this facility on a full service basis is approximately $75,000, with the lease expiring on November 30, 2002.

     Our regional office in Huntington Beach, CA, was the primary location for MDT. MDT occupied approximately 4,000 square feet of office space in this location and the annual rent for these premises was approximately $50,000, with the lease term expiring July 31, 1999. In connection with the suspension of MDT operations, this space was vacated in November 1998. Rent deposits were forfeited in connection with a full settlement and termination of the lease.

     We lease our space at rental rates and on terms which management believes are consistent with those available for similar space in the applicable local area. Our properties are well maintained, considered adequate and are being utilized for their intended purposes.

                               LEGAL PROCEEDINGS

     In the Fall of 1994, QSound Labs, Inc. ("QSound") advised Matsushita that, in its view, the Spatializer technology infringed certain U.S. patents held by QSound. In October 1994, we and DPI initiated a proceeding against QSound seeking a determination that the technology did not infringe on QSound's patents and other relief.

     On August 29, 1996, the Court granted our summary judgment motion of non-infringement in its entirety and denied the motion by QSound in the pending patent infringement litigation between the Company and QSound. In September, 1998, the U.S. Court of Appeals for the Federal Court upheld the U.S. District Court's ruling of August 1996, finding in favor of DPI and the Company on all aspects of the appeal.

     In granting our summary judgment motion, the Court found that our IC (Integrated Circuit) does not infringe the QSound patent and denied QSound's motion with respect to infringement. Our claim that the QSound patent is invalid was not decided and, since the issues which the Court would need to consider on the patent invalidity claim are similar to certain issues considered in the infringement claim, QSound was granted the right to immediately appeal the denial of its motion and trial on the invalidity issue was deferred until after that appeal. In substance, the Court's finding confirms our position that there is no infringement by the Company's IC of any patent held by QSound and that the claims by QSound were without merit. QSound has not appealed and we are not pursuing our other claims at the present time.

     In December 1998, a complaint was filed in the United States District Court for the Northern District of New York, by Alexander, Wescott & Co., Inc., against the Company alleging breach of contract and seeking fees from us based on its claim that the amounts were due for arranging a financing. The action also sought attorneys' fees, interest and the costs of suit. We filed a motion to dismiss the action. On July 20, 1999, the Court found in favor of the Company and dismissed the complaint.

     In February 1999, a complaint was filed in the Superior Court of Los Angeles County, Northwest District, by I.N. Associates, Inc., against our wholly owned subsidiary, MDT, alleging breach of contract and fraud, and claiming $499,953.94 in damages, attorneys fees, interest and the costs of suit. MDT has answered and denied the claims. The matter was subject to a mediation preceding in March 2000, and settlement is currently being documented. If the current settlement is finalized, the matter will be resolved without any cost to the Company and I.N. will be entitled to a cashless exercise of warrants for the 125,000 shares originally issued to them in 1997 and 1998.

     In October, 1999, a complaint was filed in the Superior Court of Orange County, California, by Bentall U.S. LLC, against us alleging breach of contract, and claiming $18,630.73 in damages, attorneys fees, interest and costs of the suit. This claim was settled and the complaint dismissed in November 1999.

     In connection with our downsizing, a number of employees have been terminated and have filed various employment and compensation related claims with the various State labor authorities which claims have either been settled or are pending resolution and funding if our resources allow. In September, 1999, an entry of judgement in the Municipal Court of Santa Clara County, California was entered on behalf of one claimant in the amount of $8,307.30. In February, 2000, an appeal was heard in the Superior Court of Orange County, California, relating to a claim filed by a former employee of MDT for back vacation pay and penalties. In March 2000, both parties agreed to dismiss the action as part of a settlement.

     We also anticipate that, from time to time, we may be named as a party to other legal proceedings that may arise in the ordinary course of our business.

                                   MANAGEMENT

              NAME                AGE                         POSITION
              ----                ---                         --------
Corporate Officer and Directors
Henry R. Mandell................  43    Chairman of the Board -- 2/10/2000 to date.
                                        Chief Executive Officer -- 2/10/2000 to date.
                                        Interim Chief Executive Officer and Secretary
                                        9/98 to 2/10/2000.
                                        Chief Financial Officer -- 3/98 to date.
Stephen W. Desper...............  57    Director -- 7/92 to date.
                                        Chairman of the Board -- 7/92 to 12/95.
                                        Vice Chairman of the Board -- 12/95 to date.
                                        Principal Holder.
Carlo Civelli...................  51    Director -- 3/93 to date.
                                        Vice President Finance, Europe -- 8/91 to 3/95.
                                        Principal Holder.
James D. Pace...................  44    Director -- 2/95 to date.
                                        Member of Compensation Committee -- 2/95 to date.
Gilbert N. Segel................  67    Director -- 5/95 to date.
                                        Member of Audit Committee -- 5/95 to date.
Key Personnel
Andrew Wheeler..................  30    Vice President, Engineering.

CORPORATE OFFICER AND DIRECTORS

     Henry R. Mandell. Chief Executive Officer since February 10, 2000; Interim Chief Executive Officer and Secretary from September 1998 to February 10, 2000. Chief Financial Officer since March 1998; Senior Vice President, Finance from March 1998 until September 1998. Executive Vice President and Chief Financial Officer of The Sirena Apparel Group, Inc. from November 1990 to January, 1998 (The Sirena Apparel Group filed for protection under Chapter 11 of the Bankruptcy Code in June of 1999). Senior Vice President of Finance and Administration for Media Home Entertainment, Inc. from April 1985 to November 1990. Director of Finance and Accounting for Oak Media Corporation from June 1982 to April 1985. Senior Corporate Auditor for Twentieth Century Fox Film Corporation from June 1981 to June 1982. Mr. Mandell was a Senior Auditor for Arthur Young and Company from August 1978 to June 1981, where he qualified as a Certified Public Accountant.

     Carlo Civelli. Director since March 1993. VP Finance -- Europe from August 1991 to March 1995. Has extensive experience in financing emerging public companies. Managing director of Clarion Finanz AG, Zurich, Switzerland, for more than the last five years. Director and Financial Consultant to Clarion Finanz AG.

     Stephen W. Desper. Vice Chairman of the Board, Inventor. Mr. Desper devoted his full time for a number of years to developing and refining Spatializer(R) technology. Recording engineer, over twenty (20) years experience; Director of Engineering for The Beach Boys Organization. Acoustician, Acoustic Design and Noise Control Engineer. December, 1991 to December, 1995, Chairman of Spatializer Audio Laboratories, Inc. Since December, 1995 Vice Chairman of Spatializer Audio Laboratories, Inc., Inventor and President of DPI from June 1986 to October, 1991. Vice President and Director of Research, DPI from October 1991 to December 1996.

     James D. Pace. Director since February 1995. Director of DPI since July 1992. For 16 years, Mr. Pace has specialized in the introduction and distribution of new technologies into the professional audio market. Mr. Pace has broad experience in recording and live sound reinforcement as well as CD, DVD and other music and post production areas.

     Gilbert N. Segel. Director since May 1995. Mr. Segel has spent more than thirty (30) years as an independent business manager representing musical artists, film actors and entertainment industry entrepreneurs. Since 1985, he has concentrated on his personal investments and serves as a director of various private business and charitable enterprises.

KEY PERSONNEL

     Andrew Wheeler. Vice President, Engineering since October 1999. Mr. Wheeler brings to the Company significant engineering and management experience in digital signal processing and software development. Most recently, Andrew Wheeler was Software Engineering Manager at Aureal Semiconductor, a leading developer and marketer of advanced audio semiconductor technologies for the PC and consumer electronics markets. Earlier in his career, Mr. Wheeler was DSP design engineer at Crystal River Engineering, a start-up company focused on psychoacoustic research and design of 3D sound systems for the virtual reality market. Mr. Wheeler is a graduate of the University of Texas at Austin, where he was a research assistant at the university's Applied Research Labs.

RESIGNATIONS OF CERTAIN DIRECTORS

     Mr. Scot E. Land and Mr. Jerold H. Rubinstein resigned as Directors on March 1999 and November 1999, respectively. Mr. Land and Mr. Rubinstein did not resign as a result of any disagreement with the Board of Directors. Mr. Gershick's term as a Director expired at our annual meeting held on February 10, 2000 and he decided not the seek re-election. Mr. Gershick's decision not to seek re-election was not a result of any disagreement with the Board of Directors.

COMPENSATION OF DIRECTORS

     None of our Directors received any cash compensation or other arrangements for services provided in their capacity as Directors. However, we have granted stock options to Directors in that capacity. Under the 1995 Stock Option Plan, each Director who is not an employee of the Company is entitled to an automatic annual grant of an option to purchase 50,000 shares of Common Stock which are granted as options and are available for grant under the 1995 Stock Option Plan. If the recipient has received a grant in the last two years, the actual grant is delayed until the person is eligible. Employee Directors may receive such a grant at the discretion of the Board of Directors. We issued such options to our non-employee directors in April of 1999.

ACTIVITIES OF THE BOARD OF DIRECTORS AND ITS COMMITTEES

     Members of the Board of Directors are elected by the holders of the Common Stock of the Company and represent the interests of all stockholders. The Board of Directors meets periodically to review significant developments affecting the Company and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. Standing committees of the Board of Directors of the Company include an Audit Committee and a Compensation and Stock Option Committee. The Audit Committee consists of Mr. Segel and Mr. Mandell and is directed to review the scope, cost and results of the independent audit of our books and records, the results of the annual audit with management and the internal auditors and the adequacy of our accounting, financial, and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors;

to consider proposals made by our independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters.

     Our Compensation and Stock Option Committee (the "Compensation Committee") currently consists of Messrs. Pace and Segel. The Compensation Committee reviews and approves annual salaries, bonuses and other benefits for our officers and employees. No Compensation Committee interlock relationships existed in 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG TERM COMPENSATION
                                                                            ---------------------------------
                                                                                    AWARDS            PAYOUTS
                                                                            -----------------------   -------
                                                                            SECURITIES
                                                                              UNDER      RESTRICTED
                                                 ANNUAL COMPENSATION         OPTIONS/      STOCK
                                             ----------------------------      SARS        AWARDS      LTIP
    NAME AND PRINCIPAL POSITION      YEAR     SALARY     BONUS     OTHER    GRANTED(#)      ($)       PAYOUTS
    ---------------------------      -----   --------   -------   -------   ----------   ----------   -------
Henry R. Mandell(1)................  12/99   $175,000   $         $34,000    750,000        N/A         N/A
  Chief Executive Officer            12/98   $105,833   $         $ 6,750    500,000        N/A         N/A
Peter S. Birch.....................  12/99   $120,000        --        --    120,000         --          --
  Sr. Vice President, Sales          12/98   $129,654   $         $ 5,400     30,000        N/A         N/A
  and Marketing for DPI

-------------------------
(1) Mr. Mandell became an employee of the Company in March 1998. He became Interim Chief Executive Officer of the Company on September 25, 1998, concurrent with the effective date of Mr. Gershick's resignation as President and Chief Executive Officer. Mr. Mandell was named Chief Executive Officer of the Company in February 2000. Based on actions by the Board of Directors in November 1999, Mr. Mandell's base salary for 2000 has been set at $200,000 and he will be entitled to a bonus equal to 5% of the Company's income after taxes (not to exceed $100,000). Additionally Mr. Mandell received a finders fee of $25,000 related to the December Transactions. The 500,000 options shown above were treated as having been fully vested at November 12, 1999 and at that time he was granted options to acquire 750,000 additional shares (250,000 shares exercisable at $.50 and immediately vested; 250,000 shares exercisable at $.55 to vest on November 12, 2000; and 250,000 shares exercisable at $.75 to vest on November 12, 2001). In addition, the 168,628 performance shares held by Mr. Gershick directly and the 674,516 performance shares held in escrow for him have been reallocated to Mr. Mandell. (See "Transactions With Management and Others.")

(2) Of the 5,776,700 originally issued performance shares, 5% were released on each of June 22, 1997 and 1998, and, in accordance with the escrow arrangement, 10% were released on June 23, 1999. During 1998 the vesting of 55,000 shares was accelerated when the recipient left the Company. As a result, as of December 14, 1999, 4,527,359 of the originally issued performance shares remained in escrow. Unless released earlier based on cumulative positive cash flow of $.6285 Cdn. per share or in a discretionary acceleration where the recipient leaves the Company, the remainder of these shares will vest based on the following schedule: 20% June 2000; 30% June 2001; and 30% June 2002.

           OPTION/STOCK APPRECIATION RIGHT ("SAR") GRANTS DURING THE
                     MOST RECENTLY COMPLETED FINANCIAL YEAR

     The following table presented in accordance with the Securities Exchange Act of 1934, as amended ("the Exchange Act") and the Regulations thereunder sets forth stock options granted under our Stock Option Plan ("the Stock Option Plan") during the most recently completed financial year to each of the Named Executive Officers:

                                                INDIVIDUAL GRANTS                                                      ALTERNATIVE
                      ---------------------------------------------------------------------                           TO REALIZABLE
                                                                                                                         VALUE:
                                                                                              POTENTIAL REALIZABLE        GRANT
                                                                 MARKET VALUE                   VALUE AT ASSUMED       VALUE DATE
                                                                 OF SECURITIES                   ANNUAL RATES OF      -------------
                      SECURITIES    % OF TOTAL                    UNDERLYING                       STOCK PRICE
                        UNDER      OPTIONS/SARS                  OPTIONS/SARS                   APPRECIATION FOR
                       OPTIONS/     GRANTED TO    EXERCISE OR       ON DATE                        OPTION TERM         GRANT DATE
                         SARS      EMPLOYEES IN    BASE PRICE      OF GRANT      EXPIRATION   ---------------------      PRESENT
      NAME(1)          GRANTED     FISCAL YEAR    ($/SECURITY)   ($/SECURITY)       DATE        5%($)      10%($)        VALUE $
      -------         ----------   ------------   ------------   -------------   ----------   ---------   ---------   -------------
Henry R. Mandell....   250,000          25%       $ 0.500/shr     $ 0.500/shr     11/12/04    $174,128    $252,463         N/A
                       250,000          25%       $ 0.550/shr     $ 0.550/shr     11/12/05    $161,128    $239,963         N/A
                       250,000          25%       $ 0.750/shr     $ 0.750/shr     11/12/06    $111,628    $189,963         N/A
Andrew Wheeler......   100,000          10%       $ 0.375/shr     $ 0.375/shr     10/11/04    $123,227    $170,228         N/A
Peter S. Birch......    30,000           3%       $0.1900/shr     $0.1900/shr      5/14/04    $ 30,270    $ 39.671         N/A
                       120,000          12%       $ 0.080/shr     $ 0.080/shr      5/14/04    $133,982    $171,582         N/A

-------------------------
(1) As of February 10, 2000, only Mr. Mandell continues as a named executive officer. The valuation information for the other parties has not been included.

            AGGREGATED OPTIONS/SAR EXERCISES IN LAST FINANCIAL YEAR
                    AND FINANCIAL YEAR-END OPTION/SAR VALUES

     The following table (presented in accordance with the Exchange Act and the Regulations) sets forth details of all exercises of stock options/SARs granted during the year ended December 31, 1999 by each of the Named Executive Officers and the financial year-end value of unexercised options/SARs on an aggregated basis:

                                                                                       VALUE OF UNEXERCISED
                                      SECURITIES     AGGREGATE      UNEXERCISED      IN-THE-MONEY OPTIONS/SARS
                                      ACQUIRED ON      VALUE      OPTIONS/SARS AT     AT FISCAL YEAR-END ($)
              NAME(1)                  EXERCISE      REALIZED     FISCAL YEAR-END    EXERCISABLE/UNEXERCISABLE
              -------                 -----------    ---------    ---------------    -------------------------
Henry R. Mandell....................      N/A           N/A          1,250,000           $  256,250/$143,750
Andrew Wheeler......................      N/A           N/A            100,000                 $   84,375/$0
Peter S. Birch......................      N/A           N/A            150,000        $135,583.33/$24,916.67

-------------------------
(1) As of February 10, 2000, only Mr. Mandell continues as a named executive officer. The valuation information for the other parties has not been included.

                         TEN-YEAR OPTION/SAR REPRICINGS

     The following table (presented in accordance with the Exchange Act and the Regulations) sets forth details of all repricings of stock options/SARs during the year ended December 31, 1999 for the Named Executive Officers:

                                 NUMBER OF                                                  LENGTH OF
                                 SECURITIES    MARKET PRICE                               ORIGINAL TERM
                                 UNDERLYING      OF STOCK     EXERCISE PRICE                REMAINING
                                OPTIONS/SARS    AT TIME OF      AT TIME OF       NEW       AT DATE OF
                                REPRICED OR    REPRICING OR    REPRICING OR    EXERCISE   REPRICING OR
         NAME            DATE     AMENDED       AMENDMENT       AMENDMENT       PRICE       AMENDMENT
         ----            ----   ------------   ------------   --------------   --------   -------------
Henry R. Mandell.......  N/A        N/A            N/A             N/A           N/A           N/A
Andrew Wheeler.........  N/A        N/A            N/A             N/A           N/A           N/A
Peter S. Birch.........  N/A        N/A            N/A             N/A           N/A           N/A

     The above referenced stock option repricings were effected to bring the exercise prices down to reflect the current market price in order to properly incentivize the option holders. The modifications to the exercise prices effected on October 30, 1998 were generally applied to all of our and DPI's employees whose option exercise prices were above the then current market price. The modifications to the exercise prices effected on November 12, 1998 were generally applied to the interim chief executive officer whose option exercise prices were above the then current market price.

EMPLOYMENT AGREEMENTS

     Effective June 1996, MDT entered into employment agreements that had original terms continuing until December 1997, with extensions, pursuant to which Mr. Eric Rene Bos was designated as Vice President of Product Development and Mr. Robert Montelius was designated as Vice President of Engineering, at annual salaries of $120,000 each. In May 1997, we notified Messrs. Bos and Montelius that we did not intend to renew their agreements beyond December 1997. In September 1997, we notified both parties that MDT would extend their agreements through June 1998. Both Mr. Bos and Mr. Montelius left MDT in April 1999.

     Effective October 1996, DPI entered into an employment agreement through December 1997 (which, by its terms, was extended through December 1998) with Theodore Tanner pursuant to which he was designated as Vice President of Engineering, at an annual salary of $85,000. As of May 16, 1997, the annual salary for Mr. Tanner was increased to $100,000. As of July 1, 1997, the annual salary for Mr. Tanner was again increased to $110,000. As of July 31, 1998, Mr. Tanner's annual salary was increased to $120,000. Mr. Tanner resigned from DPI effective March 12, 1999.

     Effective January 1, 2000, the Company and Mr. Mandell entered into a three year employment agreement in which Mr. Mandell's base salary for 2000 will be set at $200,000 and he will be entitled to an annual bonus equal to 5% of our income after taxes (not to exceed $100,000). Of the options held by Mr. Mandell, existing options to acquire 500,000 shares were treated as having been fully vested at November 12, 1999 and at that time he was granted options to acquire 750,000 additional shares (250,000 shares exercisable at $.50 and immediately vested; 250,000 shares exercisable at $.55 to vest on November 12, 2000; and 250,000 shares exercisable at $.75 to vest on November 12, 2001). In addition, the 168,628 performance shares held by Mr. Gershick directly and the 674,516 performance shares held in escrow for him were reallocated to Mr. Mandell.

     Effective October 11, 1999, the Company and DPI entered into a one-year employment agreement with Andrew Wheeler pursuant to which he is serving as vice president of engineering at an annual base salary of $120,000 per year. The employment agreement is renewable from year to year subject to the notice provisions in the agreement and his base salary will be reviewed annually in connection with the extensions. Mr. Wheeler is entitled to a bonus of $25,000 upon successful completion of certain technology and will be entitled to bonuses in connection with future patent filings. Mr. Wheeler was granted options to acquire 100,000 shares vesting equally on October 11, 1999, 2000 and 2001 all at an exercise of $0.37, the closing bid price on October 11, 1999.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

     In December 1998, we entered into a loan agreement with the directors and officers pursuant to which Carlo Civelli advanced $75,000 to us and Messrs. Mandell, Rubinstein, Pace and Segel each advanced $5,000 to us as a loan to fund immediate operating requirements. The loan bore interest at the rate of 10% per annum and matured on November 30, 1999. In April 1998, Clarion Finanz AG advanced $650,000 in a working capital loan to the Company. The loan bears interest at the rate of 10% per annum and matured on December 31, 1998 but has been extended from time to time through the date hereof. Clarion Finanz AG is an affiliate of Carlo Civelli, a member of our Board of Directors.

     In the December Transactions, the $745,000 in principal of loans to us from our directors and officers (or other affiliates) and $116,506.86 in accrued interest, described above, as well as other advances from other securities holders which resulted in total short term loans of $895,000 and accrued interest of $134,647, were restructured into the $1,000,000 in new Series B Preferred Stock. The Series B Preferred Stock, and any dividends therefrom not converted into cash, are convertible commencing in 2001 into restricted Common Stock at a 10% discount, based on the 10 day average closing bid price prior to the conversion, but subject to a minimum conversion of $.56 per share and a maximum of $1.12 per share. We have a three year option to redeem any Series B Preferred Stock, not sooner converted, in whole or in part, in cash.

     The other participants in the December Transactions were certain existing holders of the our equity and debt and new institutional investors. In addition to the issuance of the Series B Preferred Stock, the December Transactions included the private placement of 1,884,254 additional shares of Common Stock ($1.05 million in new capital), the issuance of warrants to acquire 2,100,000 shares of Common Stock, the cancellation of 500,000 warrants to acquire Common Stock (at a variable exercise ratio), and the conversion of $225,000 of secured debt, including accrued interest, into secured long term convertible debt. The long term debt is held by existing institutional investors and is secured by essentially all of our assets. The debt, and accrued interest, is convertible at our or the holder's options into registered Common Stock at a conversion price equal to the average 10 day closing bid price prior to conversion but subject to the same minimum and maximum conversion prices set for the Series B Preferred Stock.

                     INDEMNIFICATION AND PERSONAL LIABILITY
                           OF OFFICERS AND DIRECTORS

     Our Certificate of Incorporation contains a provision authorized by Delaware law which eliminates the personal liability of a director to us, or to any of our stockholders, for monetary damages for a breach of his fiduciary duty as a director, except in the case where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law, or obtained an improper personal benefit. This provision has no effect on the availability of equitable remedies, such as an injunction or rescission for breach of fiduciary duty, including the duty of care. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     Our bylaws obligate us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law, in respect of expenses, judgments, penalties, fines, and settlement of claims paid or incurred, including those resulting from liability under the 1933 Act, if the indemnitee acted in good faith and in what he or she reasonably believed to be in, or not opposed to, our best interest, and, in the case of criminal action, if the indemnitee had no reasonable cause to believe his or her conduct was unlawful. The right to indemnity conferred by the Bylaws is a contractual right.

     Such indemnification may be made against (a) expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding (other than an action by, or in the right of, us) arising out of a position with us (or with some other entity at our request), and (b) expenses (including attorneys' fees) and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action or suit by, or in the right of, us, unless the director or officer is found liable to us and an appropriate court does not determine that he or she is nevertheless fairly and reasonably entitled to indemnification.

     In certain circumstances, Delaware law permits advances to cover such expenses before a final determination that indemnification is permissible. Delaware law requires indemnification for expenses in certain circumstances and, in others, requires that the indemnification be approved by a majority vote of directors not involved in the event. In certain actions brought by or on behalf of us against a person, indemnification of that person is available only after a judicial determination by the Court in which the matter was heard. To the extent that an indemnitee is successful in the defense of any proceeding, he or she is entitled to be indemnified against actual and reasonable expenses incurred in connection with such defense. Our bylaws establish procedures pursuant to which such a determination may be made.

     Delaware law permits us to enter into written agreements confirming (and in certain cases, extending our obligations to) the purchase of insurance on behalf of any of our directors, officers, employees or agents or other corporation, partnership, joint venture, trust or other enterprise whether or not we would have the power to indemnify such insured under Delaware law, against liabilities arising out of their positions with us. To date, we have not obtained any such insurance.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information (except as otherwise indicated by footnote) as to shares of Common Stock owned as of March 15, 2000, or which can be acquired in sixty days, by (i) each person known by management to beneficially own more than five percent (5%) of our outstanding Common Stock,
(ii) each of our directors, and officers, (iii) all executive officers and directors as a group, including individuals who were directors in 1999. On March 15, 2000, there were 46,657,972 shares outstanding.

                                                     AMOUNT AND NATURE OF
      NAME AND ADDRESS OF BENEFICIAL OWNER(1)        BENEFICIAL OWNERSHIP   PERCENT OF CLASS(5)
      ---------------------------------------        --------------------   --------------------
DIRECTORS AND OFFICERS
Carlo Civelli(2)(4)(5).............................       4,120,958                  8.7%
Stephen W. Desper(3)(4)(5).........................       1,955,628                  4.1%
Henry Mandell(6)...................................       2,203,144                  4.6%
James D. Pace(4)(5)................................         316,997                    *
Gilbert N. Segel(4)................................         205,000                    *
All directors and executive officers as a group (5
  persons)(5)(7)...................................       8,801,727                 18.1%

-------------------------
 * Indicates that the percentage of shares beneficially owned does not exceed one percent (1%) of the class.

(1) Each of the directors and officers named can be reached at the Company's executive offices located at 20700 Ventura Boulevard, Suite 140, Woodland Hills, California, 91364, except for Carlo Civelli, whose address is Seefeldstrasse 214, 8034 Zurich, Switzerland. The persons named in the table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

(2) Carlo Civelli controls Clarion Finanz AG, a non-reporting investment company. Holdings of Mr. Civelli and Clarion Finanz AG are combined, and include all shares of the Company held of record or beneficially by them, and all additional shares over which he either currently exercises full or partial control, without duplication through attribution.

(3) Does not include 37,853 shares held by Sparkle Co. on behalf of the Estate of Stephen Desper's deceased father, Ira Desper, as to which Mr. Desper disclaims any direct or indirect beneficial interest or control.

(4) Includes an aggregate of 3,640,557 performance shares held in escrow as of February 10, 2000, as follows: Carlo Civelli, 1,112,704 shares; Stephen W. Desper, 1,543,740 shares; Henry Mandell, 674,516 shares; Gilbert N. Segel 88,000; James D. Pace 101,597; and Jerold H. Rubinstein 120,000.

(5) Calculation includes options to purchase 2,109,467 shares exercisable at various prices from $0.09 to $3.26 per share, and expiring on various dated from February, 2000 to October 2004.

(6) Includes 1,350,000 options held by Mr. Mandell, exercisable at various prices from $.125 to $1.00 with varying expiration dates of which the final such expiration date is November, 2006.

(7) In November 1999, the Board of Directors approved, subject to the finalization of appropriate documentation, the reallocation of the 674,516 performance shares held in escrow for Steven D. Gershick to Henry R. Mandell and the transfer among Mr. Gershick, the Company and Mr. Mandell of the 168,628 performance shares previously released from escrow to Mr. Gershick. The documentation was finalized in January 2000.

                              SELLING STOCKHOLDERS

     The shares of Common Stock offered hereunder are to be offered for sale, from time to time, by persons acquiring them in private placements, or who may acquire the shares on exercise, from time to time, of Warrants or Options held by them. The shares offered also include the performance shares which have been released to date and which have not been sold by the holders as well as the performance shares to be released in June 2000.

     The following tables set forth the names and addresses of each of the Listed Selling Stockholders, other than officers and directors (who have an address at the Company), indicate their relationship to us or our predecessors and specify security ownership at March 15, 2000. The security ownership of the participants in the December Transactions, Steven D. Gershick, Henry R. Mandell and Brand Farrar are stated to give effect to the termination of Mr. Gershick's ownership of performance shares and the issuance of these shares to Mr. Mandell and the issuance of shares in the December Transactions and to Brand Farrar. The tables show security ownership before and after giving effect to the sale of Common Stock registered hereunder.

                                                                  PERCENTAGE     SECURITIES TO BE      PERCENTAGE OWNERSHIP
                                                                   OWNERSHIP     RETAINED, IF ALL     AFTER OFFERING, IF ALL
                                CATEGORY OF SHARES      SHARES      BEFORE          REGISTERED        REGISTERED SECURITIES
  NAME AND RELATIONSHIP(1)     BENEFICIALLY OWNED(2)    OFFERED   OFFERING(3)   SECURITIES ARE SOLD        ARE SOLD(3)
  ------------------------    -----------------------   -------   -----------   -------------------   ----------------------
Henry R. Mandell............   Shares --      178,628   168,628        4.6%             10,000                   4.0%
Chief Executive Officer,       Escrow --      674,516   168,628                        505,888
Chief Financial Officer,      Options --    1,350,000         0                      1,350,000
Secretary and Director(4)
                                Total --    2,203,144   337,256                      1,865,888
Carlo Civelli...............   Shares --    2,758,254   278,176        8.7%          2,480,078                   7.6%
Director(5)                    Escrow --    1,112,704   278,176                        834,528
                              Options --      250,000         0                        250,000
                                Total --    4,120,958   556,352                      3,564,606
Stephen W. Desper...........   Shares --      262,145   262,145        4.1%                  0                   2.9%
Director                       Escrow --    1,559,305   389,828                      1,169,477
                              Options --      173,800         0                        173,800
                                Total --    1,955,628   661,973                      1,343,277
Gilbert N. Segel............   Shares --       67,000    22,000          *              45,000                     *
Director                       Escrow --       88,000    22,000                         66,000
                              Options --       50,000         0                         50,000
                                Total --      205,000    44,000                        161,000
James D. Pace...............   Shares --       85,400    25,400          *              60,000                     *
Director                       Escrow --      101,597    25,400                         76,197
                              Options --      130,000         0                        130,000
                                Total --      316,997    50,800                        266,197
Steven D. Gershick(4).......   Shares --       83,000    83,000          *                   0                     *
2953 Sunflower St.            Options --      100,000   100,000                              0
Thousand Oaks, CA 91360         Total --      183,000   183,000                              0
I.N. Inc....................  Warrants --     125,000   125,000          *                   0                     *
4392 Corporate Center
Los Alamitos, CA 90720
Lufeng Investments Ltd......   Shares --      179,453   179,453          *                   0                     *
6 Cork Street                 Warrants --     200,000   200,000                              0
London, Britain W1X1PB          Total --      379,453   379,453                              0
Bank Insinger de Beaufort...   Shares --      448,632   448,632        2.0%                  0                     *
Herengracht 551               Warrants --     500,000   500,000                              0
1017 BW Amsterdam               Total --      948,632   948,632                              0
The Netherlands
Brand Farrar & Buxbaum
  LLP.......................   Shares --       55,000    55,000          *                   0                     *
515 S. Flower St., Ste. 3500
Los Angeles, CA 90071

                                                                  PERCENTAGE     SECURITIES TO BE      PERCENTAGE OWNERSHIP
                                                                   OWNERSHIP     RETAINED, IF ALL     AFTER OFFERING, IF ALL
                                CATEGORY OF SHARES      SHARES      BEFORE          REGISTERED        REGISTERED SECURITIES
  NAME AND RELATIONSHIP(1)     BENEFICIALLY OWNED(2)    OFFERED   OFFERING(3)   SECURITIES ARE SOLD        ARE SOLD(3)
  ------------------------    -----------------------   -------   -----------   -------------------   ----------------------
Romofin AG..................   Shares --      541,132   448,632        2.2%             92,500                     *
Burglestrasse 6               Warrants --     500,000   500,000                              0
8027 Zurich, Switzerland        Total --    1,041,132   948,632                         92,500
CPR (USA) Inc...............   Shares --    1,537,779   403,769       4.99%(6)       1,134,010                  4.99%(6)
101 Hudson St., 37th Floor    Warrants --     450,000   450,000                              0
Jersey City, NJ 07302           Total --    1,987,779   853,769                      1,134,010
LibertyView Funds, L.P......   Shares --    1,447,052   323,015       4.99%(6)       1,124,037                  4.99%(6)
Hemisphere House............  Warrants --     360,000   360,000                              0
9 Church Street.............    Total --    1,807,052   683,015                      1,124,037
Hamilton, Bermuda HMDX
LibertyView Fund, LLC.......   Shares --      406,775    80,754          1%            326,021                     *
101 Hudson St., 37th Floor    Warrants --      90,000    90,000                              0
Jersey City, NJ 07302           Total --      496,775   170,754                        326,021
Cardinal Capital Mgmt,
  Inc.......................  Warrants --     100,000   100,000          *                   0                     *
3340 Peachtree Road N.E
Suite 620
Atlanta, GA 30326
MDC Group, Inc..............  Warrants --     100,000   100,000          *                   0                     *
1900 Wazee Street               Total --      100,000
Suite 202
Denver, CO 80202

-------------------------
(1) Each of the directors and officers named can be reached at the Company's executive offices located at 20700 Ventura Boulevard, Suite 140, Woodland Hills, California, 91364, except for Carlo Civelli, whose address is Seefeldstrasse 214, 8034 Zurich, Switzerland. The persons named in the table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.
(2) Includes Escrowed Performance Shares of Common Stock and Options and Warrants which are currently exercisable or exercisable within 60 days of the date hereof. Escrowed Performance Shares which are scheduled for release from Escrow during 2000 are included as being registered for resale by the respective holders.
(3) Denominator includes all shares reserved for issuance to the specified person on exercise of Options and Warrants which are exercisable within 60 days of the date hereof.
(4) Mr. Gershick was a director until February 10, 2000, when he did not seek re-election. In November 1999, the Board of Directors approved, subject to the finalization of appropriate documentation, the reallocation of the 674,516 performance shares held in escrow for Steven D. Gershick, the former chief executive officer and a director, to Henry R. Mandell, the current chief executive officer and chairman of the Board of Directors, and the transfer among Mr. Gershick, us and Mr. Mandell of the 168,628 performance shares previously released from escrow to Mr. Gershick. The above table reflects the transactions. Mr. Gershick has appointed Mr. Mandell as his proxy to vote the performance shares.
(5) Clarion Finanz AG is a non-reporting investment company controlled by Carlo Civelli. Holdings of Mr. Civelli and Clarion Finanz AG are combined, and include all shares of the Company held of record or beneficially by either, and all additional shares over which either currently exercises full or partial control, without duplication through attribution.

(6) CPR (USA) Inc., LibertyView Funds, L.P. and LibertyView Fund LLC are affiliated entities but each has made an individual investment in the Company. In addition to limitations set forth in the Certificate of Designation for the Series A Preferred Stock, which limits ownership of the Common Stock by any holder to 4.99% of our outstanding Common Stock, the three entities have independent legal obligations and internal practices which bar them from collectively owning more than 4.99% of any company's outstanding Common Stock at any particular time. Therefore, the disclosure reflects beneficial ownership of the aggregate percentage of Common Stock that could be beneficially owned by the three entities combined at any one time, during the effectiveness of this registration statement.

  * Denotes less than 1% ownership.

                              PLAN OF DISTRIBUTION

     The shares of Common Stock held by the Selling Stockholders may be offered by them in varying amounts and transactions, from time to time, including through the facilities of the OTC Bulletin Board or such other exchange or reporting system where the Common Stock may be traded, at prices then obtainable and satisfactory to them so long as this prospectus is then current under the rules of the SEC and we have not withdrawn the registration statement. Brokerage commissions may be paid or discounts allowed in connection with such sales; however, it is anticipated that the discounts allowed or commissions paid will be no more than the ordinary brokerage commissions paid on sales effected through brokers or dealers. To our knowledge, none of the Selling Stockholders has made any arrangements with a broker or dealer concerning the offer or sale of the Common Stock as of the date of this prospectus. We will receive the proceeds from the exercise of Options and Warrants but the Selling Stockholders, not we, will receive the net proceeds of any sales of their Common Stock hereunder after payment of any discounts and commissions. We have paid the professional fees and related costs of this registration statement from our general funds.

REGISTRATION RIGHTS OF CERTAIN SELLING STOCKHOLDERS

     We have granted certain registration rights with respect to Common Stock to the Selling Stockholders who are not our affiliates and who acquired 2,181,930 shares of Common Stock (in the December Transactions and in private placements) or who could acquire 2,475,000 shares issuable on exercise of Warrants issued in the December Transactions (the "Registrable Shares"). We also have agreed that if we propose to register any of our securities under the 1933 Act in connection with the public offering of such securities for cash, including the performance shares, as released, (other than a registration relating solely to the sale of securities pursuant to a Rule 145 transaction) it will allow those holders to have their Registrable Securities included in such registration statement. We have agreed to bear all registration expenses in connection with the registration of the Registrable Securities other than underwriting commissions.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital consists of 65,000,000 shares of Common Stock (par value U.S. $.01) of which 46,657,972 were outstanding at March 15, 2000, exclusive of the 2,740,000 shares reserved for issuance on exercise of outstanding Warrants and 2,659,467 shares reserved for issuance on exercise of outstanding Options and 1,000,000 shares of Preferred Stock (par value U.S. $.01) of which 150,000 preferred shares are designated as Series B 10% Redeemable Convertible Preferred Stock. As of March 15, 2000, there were 102,967 shares of Series B 10% Redeemable Convertible Preferred Stock outstanding.

COMMON STOCK

     All of the issued shares of our Common Stock are fully paid and non-assessable. Subject to the release and performance conditions relating to Escrowed Performance Shares, all of the shares of Common Stock rank equally as to voting rights, participation in the distribution of our assets on a liquidation, dissolution or winding-up and the entitlement to dividends. Each share of Common Stock entitles the holder to one vote. In the event of our liquidation, dissolution or winding-up or other distribution of our assets, the holders of the Common Stock will be entitled to receive, on a pro-rata basis, all of the assets remaining after we have paid our liabilities. Subject to the rights granted to holders of Preferred Stock, and the limitations on Escrowed Performance Shares, holders of the Common Stock are entitled to dividends only when and to the extent declared by the Board of Directors.

     Of the 46,374,970 shares of Common Stock currently issued and outstanding as of February 10, 2000, 4,527,359 are classified as Escrowed Performance Shares, are held in escrow by our transfer agent, Harris Trust Company of California, and will vest under the modification arrangements.

     We have Options outstanding which could result in the issuance of up to approximately 2.86 million shares of additional Common Stock and have Warrants outstanding which could result in the issuance of up to approximately 2.64 million additional shares of Common Stock. The Options have been granted to officers, directors and employees and the Warrants have been issued in private placements and as payment for services rendered. Warrants are non-transferable and adjusted in the event of a share consolidation or subdivision or other similar change to our capital. See "Executive Compensation" in our Annual Report on Form 10-K or in our Proxy materials for further information with respect to the Options.

     In December 1999, we completed the December Transactions with certain existing holders of our equity and debt and with new institutional investors. The December Transactions included the private placement of 1,884,254 additional shares of our Common Stock ($1.05 million in new capital or $0.55725 per share), the issuance of warrants to acquire 2,100,000 shares of Common Stock exercisable for three years at an exercise price of $.67 per share), the cancellation of 500,000 warrants to acquire Common Stock issued in that earlier financing, the conversion of $1 million of short term debt into a new Series B Preferred Stock and the conversion of $225,000 of secured debt into secured long term convertible debt.

     In the December Transactions, $895,000 in short term loan advances from officers, directors and their affiliates and certain other securities holders, and accrued interest of $134,647, were restructured into the $1,000,000 in new Series B Preferred Stock. The Series B Preferred Stock, and any dividends therefrom not converted into cash, are convertible commencing in 2001 into restricted Common Stock at a 10% discount, based on the 10 day average closing bid price prior to the conversion, but subject to a minimum conversion of $.56 per share and a maximum of $1.12 per share. We have a three year option to redeem any Series B Preferred Stock, not sooner converted, in whole or in part, in cash.

     In the December Transactions, $225,000 of secured debt, including accrued interest, was converted into secured long term convertible debt. The long term debt is held by existing institutional investors and is secured by essentially all of our assets. The debt, and accrued interest, is convertible at our or the holder's options into registered Common Stock at a conversion price equal to the average 10 day closing bid price prior to conversion but subject to the same minimum and maximum conversion prices set for the Series B Preferred Stock. Also, concurrently with the December Transactions, 55,000 shares were allocated to Brand Farrar & Buxbaum LLP ("Brand Farrar") in payment of a portion of its legal fees.

PREFERRED STOCK GENERALLY

     The Board of Directors is authorized to issue, without stockholder action, up to 1,000,000 shares of Preferred Stock. Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions.

SERIES A PREFERRED STOCK

     In connection with a private placement in April 1998, the Board of Directors authorized the issuance of up to 100,000 shares of Series A, 7% Convertible Preferred Stock ("Series A Preferred Stock") with a par value of $.01 per share and a stated value of $50.00 per share, with a 7% per annum dividend. In the April 1998 private placement, 60,000 shares were issued. None of the Series A Preferred Stock is currently outstanding.

SERIES B PREFERRED STOCK

     In connection with the December Transaction, the Board of Directors authorized the issuance of up to 150,000 shares of Series B Preferred Stock with a par value of $0.01 per share and a stated value of $10.00 per share, with a 10% annual dividend. In the December Transaction 102,967 shares of Series B Preferred Stock were issued.

     The Series B Preferred Stock ranks: (i) prior to all of our Common Stock, and (ii) prior to any class or series of capital stock created after the Series B Preferred Stock (unless such future class specifically, by its terms, ranks on parity with the Series B Preferred Stock), and (iii) junior to any class or series of capital stock created before the Series B Preferred Stock, in each case as to distributions of assets upon liquidation, dissolution or winding up, whether voluntary or involuntary (all such distributions being referred to together as "Distributions"). The Series B Preferred Stock will bear a 10% per annum cumulative dividend, payable out of assets legally available therefor, at the Conversion Date (as defined below) in cash or Common Stock at the Conversion Price (as defined below), at our option. No dividends shall be paid on the Common Stock or any other subsequently issued stock prior to the payment of dividends on the Series B Preferred Stock.

     In the event of any liquidation, dissolution or winding up, either voluntary or involuntary, the holders of Series B Preferred Stock shall be entitled to receive a liquidation preference of $10.00 per share plus any accrued and unpaid dividends, subject to adjustments for certain change of control and normal corporate reclassifications and to pro rata distributions in the event that assets are insufficient to fully fund the liquidation preference. Holders of the Series B Preferred Stock have a right to convert their shares, at their option on or after December 29, 2000. The date we receive a notice of conversion from a shareholder shall be treated as a "Conversion Date."

     The conversion price shall be determined on the Conversion Date and shall equal ninety percent of the average of the closing bid prices of Common Stock for ten consecutive trading days ending on the trading day immediately preceding the Conversion Date. The conversion price may not be lower than the average of the closing bid prices of Common Stock for the ten consecutive trading days ending one trading day prior to December 29, 1999 (the "Floor Price") or be higher than 200% of the Floor Price.

     After giving effect to the Series B Preferred Stock, we have 750,000 shares of Preferred Stock remaining reserved for issuance all of which shares which could be issued with terms calculated to delay or prevent a change in control or to make removal of management more difficult. The issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control without any further action by the stockholders or discouraging bids for our Common Stock at a premium because the purchasers would not be in a position to limit certain future capital transactions through the issuance of Preferred Stock. In addition, we believe that conversions of future issuances of Preferred Stock could discourage market interest in our Common Stock because of the dilutive effects on the capital structure and possible price pressure and market overhang because of a potential sale of the Common Stock into the market. If the future preferred stock were to be issued with conversion features that set the conversion price of the preferred stock at less than current market, it could discourage interest in our Common Stock and could have the effect of decreasing the market price of the Common Stock.

APPLICATION OF CALIFORNIA CORPORATIONS CODE

     Although incorporated in Delaware, our business has been conducted through our operating subsidiaries in the State of California. Section 2115 of the California Corporations Code ("Section 2115") provides that certain provisions of the California Corporations Code shall be applicable to a corporation organized under the laws of another state to the exclusion of the law of the state in which it is incorporated, if the corporation meets certain tests regarding the business done in California and the number of its California shareholders.

     An entity such as Spatializer can be subject to Section 2115 even though we do not ourselves transact business in California if, on a consolidated basis, the average of the property factor, payroll factor and sales factor is more than fifty percent (50%) deemed to be in California during its latest full income year and more than one-half of our outstanding voting securities are held of record by persons having addresses in California. Section 2115 does not apply to corporations with outstanding securities listed on the New York or American Stock Exchange, or with outstanding securities designated as qualified for trading as a national market security on NASDAQ, if such corporation has at least 800 beneficial holders of its equity securities. We currently are deemed to be subject to Section 2115.

DELAWARE CORPORATE GOVERNANCE ISSUES

     As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover provision which generally prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination has been approved by the directors and shareholders as provided in our Certificate of Incorporation and Bylaws. Our Certificate of Incorporation and Bylaws incorporate the provisions of Section 203. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock and approval of the holders of at least two-thirds of the voting stock is required to alter, amend or repeal the foregoing provisions.

     We have adopted certain provisions to limit the ability of stockholders to change corporate management. Our Certificate of Incorporation contains provisions which classifies the Board of Directors and provides that Board members may only be removed for cause and with the approval of the holders of two-thirds of the voting stock. The Certificate of Incorporation adopts the interested stockholder provisions described above. While these or similar provisions are commonly adopted by public corporations formed under Delaware law, such provisions may allow management to retain their positions with us and may discourage third parties from attempting to acquire control of us. As a result, our stockholders may have reduced opportunities to sell their stock in transactions where third parties are seeking an interest in us and such third parties may be discouraged from undertaking transactions to acquire a significant interest in us.

                        SHARES ELIGIBLE FOR FUTURE SALE

     As of March 15, 2000 and including the effect of the December Transactions, there were 46,657,972 shares of Common Stock outstanding and 2,730,000 shares reserved for issuance on exercise of outstanding Warrants and 2,859,467 shares reserved for issuance on exercise of outstanding Options, representing in the aggregate a fully diluted total of 52,247,439 shares. The shares of Common Stock underlying the Series B Preferred Stock are not reflected since the number of shares will be calculated at the time of conversion. Of that total, approximately 8.8 million, or 18.1%, were held by persons who are officers or directors including 3,640,557 of Escrowed Performance Shares.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for us by Brand Farrar & Buxbaum LLP.

                                    EXPERTS

     The consolidated financial statements of Spatializer Audio Laboratories, Inc. and subsidiaries as of December 31, 1999, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1999 have been included herein in reliance upon the report of Farber & Hass LLP independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement that we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement, part of which has been omitted in accordance with the rules and regulations of the SEC. In addition, the registration statement and this prospectus incorporate by reference certain materials previously filed with the SEC. You should read the exhibits carefully for provisions that may be important to you. We became subject to the reporting requirements imposed under the Securities Exchange Act of 1934 (the "1934 Act") on August 21, 1995, and have filed all reports required to be filed since such date.

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois, and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Web site at "http://www.sec.gov".

     Until February, 1997 when we terminated our listing on the Vancouver Stock Exchange, we and our predecessor, Spatializer Audio Laboratories, Inc., a Yukon corporation ("Spatializer-Yukon"), also were subject to the information and reporting requirements under the Yukon Territory Business Corporations Act and the British Columbia Securities Act. You may read and copy all periodic reports, proxy materials and other reports filed with the Superintendent of Brokers for British Columbia and the VSE at the VSE offices at 609 Granville Street, 4th Floor, Vancouver, B.C. V7Y 1H1, CANADA and at the offices of the Superintendent of Brokers for British Columbia at 865 Hornby Street, Suite 1200, Vancouver, B.C. V6Z 2H4, CANADA, at prescribed rates.

     Upon request, we will provide copies of materials on file at the SEC to stockholders and any person to whom a prospectus is delivered, including material incorporated herein by reference. Requests should be made orally or in writing to Spatializer Audio Laboratories, Inc. at 20700 Ventura Boulevard, Suite 140, Woodland Hills, California 91364, Attention: Secretary, telephone
(818) 227-3370.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
of Spatializer Audit Laboratories, Inc.:

     We have audited the accompanying consolidated balance sheets of Spatializer Audio Laboratories, Inc. and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the years in the three year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Spatializer Audio Laboratories, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flow for each of the years in the three year period ended December 31, 1999 in conformity with generally accepted accounting principles.

/s/  FARBER & HASS LLP

Oxnard, California
March 10, 2000

                      SPATIALIZER AUDIO LABORATORIES, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1999            1998
                                                              ------------    ------------
Current Assets:
  Cash and Cash Equivalents.................................  $  1,021,998    $    264,054
  Accounts Receivable.......................................       687,595         134,633
  Inventory.................................................        12,993           7,993
  Prepaid Expenses and Deposits.............................        22,640          65,718
                                                              ------------    ------------
     Total Current Assets...................................     1,745,226         472,398
Property and Equipment, Net.................................       132,803         184,140
Intangible Assets, Net......................................       207,793         236,913
Other Assets................................................        32,177
                                                              ------------    ------------
                                                              $  2,117,999    $    893,451
                                                              ============    ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Notes Payable.............................................  $     14,149    $     14,795
  Notes Payable to Related Party............................       337,742         857,500
  Accounts Payable..........................................       234,117         335,784
  Accrued Wages and Benefits................................        53,136          84,423
  Accrued Expenses..........................................       291,117         370,548
  Deferred Income...........................................                       250,000
  Net Liabilities of Discontinued Operation.................       419,600         533,891
                                                              ------------    ------------
     Total Current Liabilities..............................     1,349,861       2,446,941
                                                              ------------    ------------
  Commitments and Contingencies
Stockholders' Equity (Deficit):
  7% Series A Convertible Preferred shares, $0.01 par value;
     100,000 shares authorized; no shares and 52,900 shares
     issued and outstanding at December 31, 1999 and 1998,
     respectively...........................................                           529
  10% Series B Convertible Redeemable Preferred shares,
     $0.01 par value; 1,000,000 shares authorized; 102,967
     shares and no shares issued and outstanding at December
     31, 1999 and 1998, respectively........................         1,030
  Common shares, $0.01 par value; 50,000,000 shares
     authorized; 46,174,970 and 25,841,867 shares issued and
     outstanding at December 31, 1999 and 1998,
     respectively...........................................       461,750         258,418
  Additional Paid-In Capital................................    45,913,503      44,150,501
  Accumulated Deficit.......................................   (45,608,146)    (45,962,938)
                                                              ------------    ------------
     Total Shareholders' Equity (Deficit)...................       768,137      (1,553,490)
                                                              ------------    ------------
                                                              $  2,117,999    $    893,451
                                                              ============    ============

See accompanying notes to consolidated financial statements

                      SPATIALIZER AUDIO LABORATORIES, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          YEAR ENDED DECEMBER 31,
                                                 -----------------------------------------
                                                    1999           1998           1997
                                                 -----------    -----------    -----------
Revenues:
  Product Revenues, Net........................                 $    39,496    $   336,703
  Licensing Revenues...........................                     663,522        880,000
  Royalty Revenues.............................  $ 1,660,371        976,697      1,564,530
                                                 -----------    -----------    -----------
                                                   1,660,371      1,679,715      2,781,233
     Cost of Revenues..........................       48,780        134,190        229,736
                                                 -----------    -----------    -----------
                                                   1,611,591      1,545,525      2,551,497
                                                 -----------    -----------    -----------
Operating Expenses:
  General and Administrative...................      515,843      1,732,097      2,173,717
  Research and Development.....................      383,176        755,899      3,707,995
  Sales and Marketing..........................      257,017      1,001,747      1,356,196
                                                 -----------    -----------    -----------
                                                   1,156,036      3,489,743      7,237,908
                                                 -----------    -----------    -----------
     Operating Income (Loss)...................      455,555     (1,944,218)    (4,686,411)
                                                 -----------    -----------    -----------
Interest Income................................        3,401         27,672         57,305
Interest Expense...............................     (102,468)       (84,723)       (21,063)
Other Income (Expense), Net....................        4,804        (50,955)        (8,949)
                                                 -----------    -----------    -----------
                                                     (94,263)      (108,006)        27,293
                                                 -----------    -----------    -----------
       Income (Loss) from Continuing
          Operations...........................      361,292     (2,052,224)    (4,659,118)
       Loss from Discontinued Operations.......                  (3,701,599)
                                                 -----------    -----------    -----------
     Income (Loss) Before Income Taxes.........      361,292     (5,753,823)    (4,659,118)
     Income Taxes..............................       (6,500)       (38,238)       (60,703)
                                                 -----------    -----------    -----------
     Net Income (Loss).........................  $   354,792    $(5,792,061)   $(4,719,821)
                                                 ===========    ===========    ===========
     Basic and Diluted Income (Loss) per Share:
       Continued Operations....................  $       .01    $      (.12)   $      (.23)
       Discontinued Operations.................                        (.17)
                                                 -----------    -----------    -----------
                                                 $       .01    $      (.29)   $      (.23)
                                                 ===========    ===========    ===========
       Weighted-Average Shares Outstanding.....   33,805,512     22,180,180     20,604,095
                                                 ===========    ===========    ===========

See accompanying notes to consolidated financial statements

                      SPATIALIZER AUDIO LABORATORIES, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------
                                                          1999          1998           1997
                                                       ----------    -----------    -----------
Cash Flows from Operating Activities:
  Net Income (Loss)..................................  $  354,793    $(5,792,061)   $(4,719,821)
  Adjustments to Reconcile Net Income (Loss) to Net
     Cash Used by Operating Activities:
     Depreciation and Amortization...................     103,564        126,334        407,283
     Discontinued Operations.........................                    962,060
     Deferred Transaction Costs......................                    146,529
     Loss on Disposal of Property and Equipment......                     50,308         14,281
     Provision for Doubtful Accounts.................                                   100,000
     Options and Warrants Issued for Services........                     56,030        100,000
  Net Change in Assets and Liabilities:
     Accounts Receivable and Employee Advances.......    (558,583)       798,675       (249,806)
     Inventory.......................................      (5,000)        85,257        203,289
     Prepaid Expenses and Deposits...................      16,521         31,112        125,282
     Other Assets....................................                                    (4,135)
     Accounts Payable................................    (101,667)       102,737        247,506
     Accrued Expenses and Other Liabilities..........    (360,718)       503,007         78,701
     Discontinued Operations.........................    (114,291)       (66,796)
                                                       ----------    -----------    -----------
Net Cash Used by Operating Activities................    (665,382)    (2,996,808)    (3,697,465)
                                                       ----------    -----------    -----------
Cash Flows from Investing Activities:
     Purchase of Property and Equipment..............     (16,365)       (43,079)      (187,485)
     Proceeds from Disposal..........................                     20,400
     Intangible Assets...............................      (6,740)       (34,350)      (237,036)
     Deferred Transaction Costs......................                                  (146,529)
     Discontinued Operations.........................                   (238,025)
                                                       ----------    -----------    -----------
Net Cash Used by Investing Activities................     (23,105)      (295,054)      (571,050)
                                                       ----------    -----------    -----------
Cash Flows from Financing Activities:
  Issuance of Common and Preferred Shares, Net.......   1,959,627      2,611,474      1,966,144
  Exercise of Options and Warrants...................       7,208         45,954        910,917
  Notes and Amounts Due to (from) Related Parties....    (519,757)       745,000
  Proceeds (Repayments) on Line of Credit............                   (400,000)       400,000
  Discontinued Operations............................                    (20,501)
  Repayments of Notes Payable........................        (647)        (3,424)       (18,528)
                                                       ----------    -----------    -----------
Net Cash Provided by Financing Activities............   1,446,431      2,978,503      3,258,533
                                                       ----------    -----------    -----------
Increase (Decrease) in Cash and Cash Equivalents.....     757,944       (313,359)    (1,009,982)
Cash and Cash Equivalents, Beginning of Year.........     264,054        577,413      1,587,395
                                                       ----------    -----------    -----------
Cash and Cash Equivalents, End of Year...............  $1,021,998    $   264,054    $   577,413
                                                       ==========    ===========    ===========
Supplemental Disclosure of Cash Flow Information:
  Cash Paid During the Year for:
     Interest........................................  $   11,250    $    26,370    $    21,063
     Income Taxes....................................  $    6,500    $    35,838    $    60,703

See accompanying notes to consolidated financial statements

                      SPATIALIZER AUDIO LABORATORIES, INC.
                                AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                        SERIES A, 7% CONVERTIBLE    SERIES B, 10% CONVERTIBLE
                            PREFERRED SHARES            PREFERRED SHARES                       COMMON SHARES
                        -------------------------   -------------------------   --------------------------------------------
                         NUMBER OF                   NUMBER OF                  NUMBER OF                      ADDITIONAL
                          SHARES       PAR VALUE      SHARES       PAR VALUE      SHARES       PAR VALUE     PAID-IN-CAPITAL
                        -----------   -----------   -----------   -----------   ----------   -------------   ---------------
Balance, January 1,
  1998................                                                          21,410,012     $214,100        $41,481,890
Issuance of Preferred
  Shares, Net.........     60,000        $ 600                                                                   2,610,874
Options Issued for
  Services............                                                              13,333          133             12,571
Options Exercised.....                                                              19,000          190             33,060
Warrants Exercised....
Conversion of
  Preferred Shares....     (7,100)         (71)                                  4,399,522       43,995            (43,924)
Net Loss..............                                                                  --           --                 --
                          -------        -----        -------        ------     ----------     --------        -----------
Balance, December 31,
  1998................     52,900          529                                  25,841,867      258,418         44,150,501
Issuance of Preferred
  Shares, Net.........                                102,967        $1,030                                      1,028,617
Issuance of Common
  Shares, Net.........                                                           1,884,254       18,843            911,137
Options Exercised.....                                                              59,998          600              6,608
Conversion of
  Preferred Shares....    (52,900)        (529)                                 18,388,851      183,889           (183,360)
Net Income............                                                                  --           --                 --
                          -------        -----        -------        ------     ----------     --------        -----------
Balance, December 31,
  1999................          0        $   0        102,967        $1,030     46,174,970     $461,750        $45,913,503
                          =======        =====        =======        ======     ==========     ========        ===========


                                           TOTAL
                        ACCUMULATED    SHAREHOLDERS'
                          DEFICIT         EQUITY
                        ------------   -------------
Balance, January 1,
  1998................  $(40,170,877)   $ 1,525,113
Issuance of Preferred
  Shares, Net.........                    2,611,474
Options Issued for
  Services............                       12,704
Options Exercised.....                       33,250
Warrants Exercised....
Conversion of
  Preferred Shares....
Net Loss..............    (5,792,061)    (5,792,061)
                        ------------    -----------
Balance, December 31,
  1998................   (45,962,938)    (1,553,490)
Issuance of Preferred
  Shares, Net.........                    1,029,647
Issuance of Common
  Shares, Net.........                      929,980
Options Exercised.....                        7,208
Conversion of
  Preferred Shares....
Net Income............       354,792        354,792
                        ------------    -----------
Balance, December 31,
  1999................  $(45,608,146)   $   768,137
                        ============    ===========

See accompanying notes to consolidated financial statements

                      SPATIALIZER AUDIO LABORATORIES, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) NATURE OF BUSINESS

     Spatializer Audio Laboratories, Inc. and subsidiaries (the "Company") is in the business of developing and licensing technology.

     The Company's wholly-owned subsidiary, Desper Products, Inc. ("DPI"), is in the business of developing proprietary advanced audio signal processing technologies and products for consumer electronics, entertainment, and multimedia computing.

     The Company's wholly-owned subsidiary, MultiDisc Technologies, Inc. ("MDT"), was in the business of developing scaleable, modular compact disc and digital versatile disc ("DVD") server technologies associated with a network based compact disc/DVD server for internet and intranet applications. Operations of MDT were discontinued in the fourth quarter of 1998 and the assets are being marketed for sale (see Note 12).

(2) SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF CONSOLIDATION -- The consolidated financial statements include the accounts of Spatializer Audio Laboratories, Inc. and its wholly-owned subsidiary, Desper Products, Inc. MultiDisc Technologies, Inc. has been presented as a discontinued operation (see Note 12). All significant intercompany balances and transactions have been eliminated in consolidation.

     REVENUE RECOGNITION -- The Company recognizes revenue from product sales upon shipment to the customer. License revenues are recognized when earned, in accordance with the contractual provisions. Royalty revenues are recognized upon shipment of products incorporating the related technology by the original equipment manufacturers (OEMs) and foundries.

     CONCENTRATION OF CREDIT RISK -- Financial instruments which potentially subject the company to concentrations of credit risk consist principally of cash and trade accounts receivable.

     At December 31, 1999, four customers accounted for 48%, 16%, 12% and 12%, respectively, of the Company's trade receivables. The Company performs ongoing credit evaluations of its customers and normally does not require collateral to support accounts receivable.

     CASH AND CASH EQUIVALENTS -- Cash equivalents consist of highly liquid investments with original maturities of three months or less.

     MAJOR CUSTOMERS -- During the year ended December 31, 1999, four customers accounts for 30%, 26%, 15% and 10%, respectively, of the Company's net sales.

     INVENTORY -- Inventory, which consists primarily of finished goods, is stated at the lower of cost (first-in, first-out) or market.

     RESEARCH AND DEVELOPMENT COSTS -- The Company expenses research and development costs as incurred.

     PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost. Property and equipment under capital leases are stated at the present value of minimum lease payments. Property and equipment are depreciated over three to five years using accelerated-depreciation methods, which

                      SPATIALIZER AUDIO LABORATORIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

approximates 150% declining balance. Leasehold improvements are amortized over the shorter of the useful life of the asset or lease term.

     INTANGIBLE ASSETS -- Intangible assets consist of patent costs which are amortized on a straight-line basis over the estimated useful lives of the patents which range from five to ten years.

     VALUATION ACCOUNTS -- The Company had reserves for doubtful accounts recorded in the accompanying consolidated financial statements which are summarized as follows:

BALANCE AT JANUARY 1, 1998...........................  $ 190,000
Charged to Expense...................................          0
Deductions...........................................   (190,000)
                                                       ---------
BALANCE AT DECEMBER 31, 1998.........................          0
BALANCE AT DECEMBER 31, 1999.........................  $       0
                                                       =========

     EARNINGS PER SHARE -- On December 31, 1997, the Company retroactively adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128") which replaces the presentation of primary and fully diluted earnings (loss) per share with a presentation of basic and diluted earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings
(loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted earnings (loss) per share is computed similarly to fully diluted earnings (loss) per share pursuant to the Accounting Principles Board ("APB") Opinion No. 15.

     The impact of Statement 128 on the calculation of earnings per share is as follows:

                                                YEAR ENDED DECEMBER 31,
                                               --------------------------
                                                  1999           1998
                                               -----------    -----------
BASIC:
Net Income (Loss) Available to Common
  Shareholders...............................  $   354,792    $(5,792,061)
Weighted Average Shares Outstanding..........   33,805,512     22,180,180
Basic Earnings per Share.....................  $      0.01    $     (0.29)
DILUTED:
Net Income (Loss) Available to Common
  Shareholders...............................  $   354,792    $(5,792,061)
Weighted Average Shares Outstanding..........   33,805,512     22,180,180
Net Effect of Dilutive Stock Options and
  Warrants Based on the Treasury Stock Method
  Using Average Market Price.................    1,859,519            N/A
Total Shares.................................   35,665,031
Diluted Earnings per Share...................  $    0.0100            N/A
Average Market Price of Common Stock.........  $    0.4700            N/A
Ending Market Price of Common Stock..........  $    0.9375            N/A

                      SPATIALIZER AUDIO LABORATORIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following table presents contingently issuable shares, options and warrants to purchase shares of common stock that were outstanding during 1998 and 1997 which were not included in the computation of diluted loss per share because the impact would have been antidilutive:

                                         1999         1998         1997
                                       ---------    ---------    ---------
Options..............................  1,252,500    1,972,300    1,855,070
Warrants.............................  2,730,000      732,000      934,750
                                       ---------    ---------    ---------
  Total..............................  3,982,500    2,704,300    2,789,820
                                       =========    =========    =========

     The loss per share for the year ended December 31, 1998 includes the effect of approximately $371,000 of the beneficial conversion feature of the Series "A", 72 Convertible Preferred Stock as well as dividends in arrears of approximately $149,000 related to this Preferred Stock.

     STOCK OPTION PLAN -- Prior to January 1, 1996 the Company accounted for its stock option plan in accordance with the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense using the fair-value-based method over the vesting period the fair value of all employee stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 has been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123 (Note 9).

     IMPAIRMENT OF LONG-LIVED ASSETS AND ASSETS TO BE DISPOSED OF -- The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amounts of the assets exceed the fair value of the assets (see Notes 4). Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     SEGMENT REPORTING -- The Financial Accounting Standards Board issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"), in June 1997. SFAS No. 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires enterprises to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. It replaces the "industry segment" concept of SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, with a "management approach" concept as to basis for identifying reportable segments. SFAS 131 is effective for financial statements for fiscal years beginning after December 15, 1997. The Company adopted SFAS 131 in December 1997. MDT is

                      SPATIALIZER AUDIO LABORATORIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

considered a discontinued operation as of September 1998. As of December 31, 1998, the Company has only one operating segment, DPI, the Company's 3-D Audio Signal Processing business.

     COMPREHENSIVE INCOME -- The Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income ("SFAS 130"), in June 1997. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company adopted SFAS No. 130 January 1, 1998. Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income (loss) includes foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities. The Company did not have components of other comprehensive income (loss) during the years ended December 31, 1999, 1998 and 1997. As a result, comprehensive income
(loss) is the same as the net income (loss) for the years ended December 31, 1999, 1998 and 1997.

     INCOME TAXES -- Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     USE OF ESTIMATES -- Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     FINANCIAL INSTRUMENTS -- The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities at December 31, 1999 and 1998 approximated fair value due to the short maturity of those investments.

     The fair value of the advances from related parties could not be estimated due to the nature of the borrowings.

     The fair values of notes payable at December 31, 1999 and 1998 are materially consistent with the related carrying values based on current rates offered to the Company for instruments with similar maturities.

     DISCONTINUED OPERATIONS -- In September 1998, the Board of Directors approved a plan to refocus corporate activities on the Company's core audio business, Desper Products, Inc. In conjunction to this strategic refocusing, the Company permanently suspended operations of MDT and placed the business and its related patent portfolio up for sale. The Company is accounting for the on-going operating and termination expenses of MDT as a discontinued operation (see Note
12).

                      SPATIALIZER AUDIO LABORATORIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(3) PROPERTY AND EQUIPMENT

     Property and equipment, as of December 31, 1999 and 1998, consists of the following, net of a reserve for impairment loss in 1998 in accordance with application of SFAS 121:

                                                      1999        1998
                                                    --------    --------
Office Computers, Software, Equipment and
  Furniture.......................................  $242,272    $225,907
Test Equipment....................................    60,647      60,647
Tooling Equipment.................................    44,136      44,136
Trade Show Booth and Demonstration Equipment......   122,768     122,768
Leasehold Improvements............................    22,122      22,122
                                                    --------    --------
Total Property and Equipment......................   491,945     475,580
Less Accumulated Depreciation and Amortization....   359,142     291,440
                                                    --------    --------
Property and Equipment, Net.......................  $132,803    $184,140
                                                    ========    ========

(4) INTANGIBLE ASSETS

     Intangible assets, as of December 31, 1999 and 1998 consist of the following:

                                                      1999        1998
                                                    --------    --------
Capitalized Patent and Technology Costs...........  $373,677    $365,637
Less Accumulated Amortization.....................   165,884     128,724
                                                    --------    --------
Intangible Assets, Net............................  $207,793    $236,913
                                                    ========    ========

(5) FINANCING ARRANGEMENTS

     NOTES PAYABLE -- Notes payable at December 31, 1999 and 1998 consist of the following:

                                                       1999       1998
                                                      -------    -------
Notes payable, secured by equipment, interest at
  11.5% to 22%, payable in monthly installments
  through May 2002..................................  $14,149    $14,795
                                                      =======    =======

     The notes payable balances as of December 31, 1999 and 1998 have been classified as current liabilities since the long-term portion of the debt is not material to the accompanying consolidated balance sheet. Capital lease obligations totalling $25,552 at December 31, 1999 are included in the Net Liabilities of Discontinued Operations.

(6) NOTES PAYABLE TO RELATED PARTIES

     The Company was indebted to certain related parties for an amount totaling $337,742 at December 31, 1999. This amount bears interest at a fixed rate of 10% annually and is due on demand. It is convertible into shares of common stock based on the 10 day average closing bid price immediately prior to notice of conversion.

     At December 31, 1998, the Company was indebted to four of its directors and one of its executives for an amount totalling $745,000. This amount bears interest at a fixed rate of 10%

                      SPATIALIZER AUDIO LABORATORIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

annually. Of this amount, $650,000 was due on December 31, 1998. The remaining $95,000 was due on November 30, 1999, or upon the sale of the MDT assets. The Company granted 95,000 warrants to purchase common stock at $0.20 per share in connection with the $95,000 of indebtedness. This debt was converted into Series B preferred stock in December 1999 (see Note 7).

(7) SHAREHOLDERS' EQUITY

  During the year ended December 31, 1999, shares were issued or converted as follows:

     In December 1999, the Company completed a set of financial transactions (the "December Transactions") with certain existing holders of the Company's equity and debt and with new institutional investors. The December Transactions included the private placement of 1,884,254 additional shares of our common stock ($1.05 million in new capital or $0.55725 per share), the issuance of warrants to acquire 2,100,000 shares of common stock exercisable for three years at an exercise price of $.67 per share), the cancellation of 500,000 warrants to acquire common stock issued in an earlier financing, the conversion of $1 million of short-term debt into a new Series B Convertible Redeemable Preferred Stock ("Series B Preferred Stock") and the conversion of $225,000 of secured debt into secured long-term convertible debt.

     In the December Transactions, $895,000 in short-term loan advances from officers, directors and their affiliates and certain other securities holders, and accrued interest of $134,647, were restructured into $1,000,000 in new Series B Preferred Stock. The Series B Preferred Stock, and any dividends therefrom not converted into cash, are convertible commencing in 2001 into restricted common stock at a 10% discount, based on the 10-day average closing bid price prior to the conversion, but subject to a minimum conversion of $56 per share and a maximum of $1.12 per share. The Company has a three-year option to redeem any Series B Preferred Stock, not sooner converted, in whole or in part, in cash.

     In the December Transactions, $225,000 of secured debt, including accrued interest, was converted into secured long-term convertible debt. The long-term debt is held by existing institutional investors and is secured by essentially all of the Company's assets. The debt, and accrued interest, is convertible at the Company's or the holder's options into registered common stock at a conversion price equal to the average 10-day closing bid price prior to conversion but subject to the same minimum and maximum conversion prices set for the Series B Preferred Stock.

     Also, concurrently with the December Transactions, 55,000 shares were allocated to the Company's outside legal counsel in payment of a portion of its legal fees for this transaction.

  During the year ended December 31, 1998, shares were issued or converted as follows:

     On April 14, 1998, the Company entered into a private placement for up to $5 million of which $3 million was funded at December 31, 1998. In connection with the private placement, the Company authorized 100,000 shares of a new Series A, 7% Convertible Preferred Stock at a stated price of $50 per share and issued 60,000 shares for the $3 million. In connection with the April funding, the Company issued purchase warrants, exercisable for three years and entitling the holders to acquire one share of the Company's common stock for each warrant. Of the warrants, 450,000 were issued and 150,000 warrants were issued to placement agents. The investor warrants are exercisable at 140% and the placement warrants are exercisable at 120%, respectively, of the average

                      SPATIALIZER AUDIO LABORATORIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

closing bid price of the Company's common stock for the 10 days preceding the closing. In addition, cash placement fees of 10% were paid. A related party of the Company received 50,000 of the placement agent warrants and $100,000 of the placement agent cash fee for arranging $1 million of the $3 million investment. As of December 31, 1998, $1 million of the remaining $2 million of the funding was due but had not yet been received.

     Holders of the Series A Preferred Stock have a right to convert their shares, at their option on the earlier of (x) ninety (90) days after issuance or
(y) on the effective date of a Form S-3 Registration Statement (the "Conversion Date") with such conversion to be based on a per share conversion price ("Conversion Price") equal to the lesser of a price that reflects a discount (the "Conversion Discount") to the average of any three (3) consecutive closing bid prices for the Company's Common Stock within twenty (20) trading days immediately prior to the conversion date (the "Floating Conversion Price") or a price which is equal to one hundred thirty percent (130%) of the closing bid prices of the Company's Common Stock for the ten (10) trading days immediately preceding the date of issuance (the "Fixed Conversion Price") provided that in determining the Conversion Price, the holder shall not count any day on which its sales account for greater than twenty percent (20%) of the volume of the Company's Common Stock and on which the holder has sales in the last hour of trading. The Conversion Discount shall be equal to fifteen percent (15%) if the Conversion Rights are exercised within one hundred twenty (120) days of first issuance of the Series A Preferred Stock and shall be equal to seventeen and one-half percent (17.5%) if the Conversion Rights are exercised after one hundred twenty (120) days and prior to one hundred forty-nine (149) days of first issuance of the Series A Preferred Stock. The applicable Conversion Discount increased by five percent (5%) when the Company was delisted on NASDAQ. In addition, the percentage of shares that can be converted at any one time is limited during such time periods and the holders cannot own more than 4.99% of the equity of the Company after the Conversion.

     At December 31, 1998, 7,100 shares of the Convertible Preferred Series A Stock had been converted into a total of 4,399,522 shares of the Company's Common Stock.

     The beneficial conversion feature of the Series A Preferred Stock will be recorded as a dividend using the most favorable conversion terms available to the shareholder to calculate the dividend in accordance with FASB (Emerging Issues Task Force) Topic D-60. Since the Company has an accumulated deficit and, under Delaware Law, must charge dividends against additional paid-in capital, the net impact of recording the beneficial conversion feature is zero since both sides of the entry are recorded in additional paid-in capital. At December 31, 1998, dividends in arrears were $131,148.

     In the private placement, the participants were granted certain rights to participate in the separate financing of approximately $6 million currently being pursued by the Company to fund the commercial introduction of its MultiDisc CD/DVD server technology. However, as reported by the Company on September 25, 1998, the Company has decided to refocus on the core audio technologies and to properly position the MultiDisc assets for sale. Therefore this financing is not currently being pursued actively.

                      SPATIALIZER AUDIO LABORATORIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  During the year ended December 31, 1997, shares were issued or converted as follows:

     In March 1997, the Company completed a private placement of 1,600,000 units at a price of $1.25 per unit, each unit comprised of one common share and one-half of one non-transferable share purchase warrant. One warrant entitles the holder to purchase one additional share at a price of $1.75 on or before April 7, 1998. Stock issuance costs consisted of 67,500 shares of common stock, 12,000 warrants to purchase an equivalent number of shares of common stock at
1.50 per share and $33,856 cash.

(8) ESCROWED PERFORMANCE SHARES

     In December 1996, the Company accepted the terms outlined by the British Columbia Securities Commissions ("BCSC") for the release of the Company's 5,776,700 escrowed "Performance Shares" from Canadian Escrow into a new escrow arrangement with the Company. The overall modification was approved by the Company's shareholders in August 1996. Under the revised arrangement, the performance shares will be released automatically as follows: 20% on June 22, 2000; 30% on June 22, 2001; and 30% on June 22, 2002. In addition to the automatic releases, performance shares can be released based on the cash flow release criteria contained in the original June 22, 1992 escrow agreement although, to maintain a stable market in the Company's stock, in any year not more than 30% of the shares will be released, based on the cash flow criteria.

     Under the revised escrow arrangement, the performance shares will vest, provided the individual has not voluntarily terminated his/her relationship with the Company prior to applicable vesting dates.

     Based on the revised escrow arrangement, which primarily converts the escrow shares release from performance criteria to a time-based criteria, the Company recorded as compensation expense the excess of the fair market value of the 5,776,700 performance shares on the date the Company accepted the terms of the new escrow arrangement over the purchase price of such escrow shares.

     All of the performance shares are included in the issued and outstanding shares for the years ended December 31, 1999, 1998 and 1997. However, the shares were not reflected in the calculation of loss per common share until earned by and released to the holders on December 30, 1996, the date on which the Company and the BCSC accepted and entered into the terms of the current escrowed agreement as discussed above.

(9) STOCK OPTIONS

     In 1995, the Company adopted a stock option plan (the "Plan") pursuant to which the Company's Board of Directors may grant stock options to directors, officers and employees. The Plan authorizes grants of options to purchase authorized but unissued common stock up to 10% of total common shares outstanding at each calendar quarter, 4,617,497 as of December 31, 1999. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. Stock options have five-year terms and vest and become fully exercisable up to three years from the date of grant.

     At December 31, 1999, there were 1,758,030 additional shares available for grant under the Plan. The per share weighted-average fair value of stock options granted during 1999, 1998 and 1997 was

                      SPATIALIZER AUDIO LABORATORIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

$0.32, $0.25, and $1.44, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1999 and 1998 -- expected dividend yield 0%, risk-free interest rate of 9.0%, expected volatility of 95% and an expected life of 3 years;
1997 -- expected dividend yield 0%, risk-free interest rate of 6.50%, expected volatility of 147% and an expected life of 5 years.

     The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for the fair value of its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                              1999         1998           1997
                                            --------    -----------    -----------
NET INCOME (LOSS):
As Reported...............................  $354,792    $(5,792,061)   $(4,719,821)
Pro Forma.................................  $(49,978)   $(5,792,061)   $(6,408,547)
BASIC AND DILUTED LOSS:
As Reported...............................  $   0.01    $      (.29)   $      (.23)
Pro Forma.................................  $  (0.01)   $      (.29)   $      (.31)

     Pro forma net loss reflects only options granted since December 31, 1994. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

     Stock option activity during the periods indicated is as follows:

                                                           WEIGHTED-AVERAGE
                                               NUMBER       EXERCISE PRICE
                                              ---------    ----------------
Options outstanding at January 1, 1997......  1,701,732         $2.737
Options granted.............................    780,000         $1.560
Options exercised...........................   (339,833)        $1.182
Options forfeited...........................   (286,829)        $3.208
                                              ---------
Options outstanding at December 31, 1997....  1,855,070         $1.897
Options granted.............................    646,000         $0.728
Options exercised...........................    (13,333)        $0.953
Options forfeited...........................   (515,437)        $1.763
                                              ---------
Options outstanding at December 31, 1998....  1,972,300         $1.515
Options granted.............................  1,280,000         $0.316
Options exercised...........................    (59,998)        $1.242
Options forfeited...........................   (332,835)        $1.131
                                              ---------
Options outstanding at December 31, 1999....  2,859,467         $1.271
                                              =========

     At December 31, 1999, the number of options exercisable was 2,401,300, and the weighted-average exercise price of those options was $1.48.

                      SPATIALIZER AUDIO LABORATORIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     On October 30, 1998, the Compensation Committee of the Board of Directors re-priced qualified stock options to purchase 121,000 shares of common stock granted to various employees beginning in June 1995. The exercise price for these options was adjusted to $.01875 per share (the closing market price on October 30, 1998) reducing grant date exercise prices ranging from $0.72 to $2.34 per share. Also, on November 12, 1998, the compensation Committee of the Board of Directors re-priced qualified stock options to purchase 100,000 shares of common stock granted to an employee in March 1998. The exercise price for these options was adjusted to $0.125 per share (the closing market price on November 12, 1998) reducing the grant date exercise price from $1.18 per share. The vesting schedules and expiration dates for these options were not modified.

(10) WARRANTS

     Warrant activity for the periods indicated below is as follows:

                                                                  WARRANT
                                                  WARRANTS         PRICE
                                                  ---------    -------------
Warrants outstanding at January 1, 1997.........    174,000        $3.79
Warrants issued.................................  1,067,000        $1.45
Warrants exercised..............................   (287,250)       $1.75
Warrants expired................................    (19,000)       $3.80
                                                  ---------
Warrants outstanding at December 31, 1997.......    934,750        $1.70
Warrants issued.................................    720,000        $1.45
Warrants exercised..............................    (19,000)       $1.75
Warrants expired................................   (903,750)       $1.70
                                                  ---------
Warrants outstanding at December 31, 1998.......    732,000        $1.11
Warrants issued.................................  2,410,000        $0.60
Warrants exercised..............................          0
Warrants expired................................   (412,000)       $1.26
                                                  ---------
Warrants outstanding at December 31, 1999.......  2,730,000        $0.67
                                                  =========

     All of the warrants granted in 1999, 1998 and 1997 were issued in connection with private placements except for the following: 100,000 warrants were granted in 1997 as consideration for consulting services rendered during 1997; 25,000 warrants were granted in 1998 as consideration for consulting services rendered during 1998; and 95,000 warrants were granted in 1998 in connection with a debt financing with the Company's directors. For those warrants granted as consideration for consulting services, the fair value of the consulting services was included in research and development costs in the accompanying consolidated statement of operations for the years ended December 31, 1998 and 1997. At December 31, 1999 and 1998, the number of warrants exercisable was 2,730,000 and 732,000, respectively.

                      SPATIALIZER AUDIO LABORATORIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(11) INCOME TAXES

     The Company files a consolidated return for U.S. income tax purposes. Income tax expense for the years ended December 31, 1999, 1998 and 1997 consisted of the following:

                                              1999      1998       1997
                                             ------    -------    -------
State franchise tax........................  $  800    $ 2,400    $ 2,856
Foreign taxes..............................   5,700     35,838     57,847
                                             ------    -------    -------
Total......................................  $6,500    $38,238    $60,703
                                             ======    =======    =======

     Certain revenues received from customers in foreign countries are subject to withholding taxes that are deducted from outgoing funds at the time of payment. These taxes range from approximately 8.5% to 15% and are recorded as foreign tax expense when incurred.

     Income tax expense for the years ended December 31, 1999, 1998 and 1997 differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to loss before income taxes primarily due to the generation of additional net operating loss carryforwards for which no tax benefit has been provided.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998 are presented below.

                                                 1999            1998
                                              -----------    ------------
DEFERRED TAX ASSETS:
Net Operating Loss Carryforwards............  $ 9,854,000    $  9,475,000
In-Process Research and Development Costs...                      272,000
Asset Reserves..............................                      313,000
Accrued Liabilities.........................       19,000          32,000
Property and Equipment, Principally Due to
  Differences in Depreciation and
  Capitalized Interest......................       23,000          20,000
                                              -----------    ------------
Total Gross Deferred Tax Assets.............    9,896,000      10,112,000
Less Valuation Allowance....................   (9,896,000)    (10,112,000)
                                              -----------    ------------
Net Deferred Tax Assets.....................  $         0    $          0
                                              ===========    ============

     The net change in the total valuation allowance for the years ended December 31, 1999 and 1998 was a change of $(216,000) and $2,074,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable losses, management believes it is more likely than not the Company will not realize the benefits of these deductible differences and has established a valuation allowance to fully reserve the deferred tax assets at December 31, 1999 and 1998. Additionally, the ultimate realizability of net operating losses may be limited by change of control provisions under Section 382 of the Internal Revenue Code.

                      SPATIALIZER AUDIO LABORATORIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     At December 31, 1999, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $26,000,000 which are available to offset future Federal taxable income, if any, through 2013.

(12) DISCONTINUED OPERATION

     On September 25, 1998, the Board of Directors determined that it would be unable to raise the necessary capital required to properly commercialize the MDT technology. Therefore, the Company ceased funding the operations of MDT and is actively seeking to sell the assets and technology. All employees of MDT have been terminated and the Company has vacated the MDT facilities.

     Based on this action, the Company is treating MDT as a discontinued operation. Accordingly, the balance sheet and statement of operations of MDT are not consolidated in the continuing operations of the Company, but rather are disclosed as Net Liabilities of Discontinued Operation and Loss From Discontinued Operation, respectively.

     The Net Liabilities of Discontinued Operation at December 31, 1999 are comprised of the following:

Accounts payable.....................................  $(260,364)
Accrued expenses.....................................   (133,684)
Notes payable........................................    (25,552)
                                                       ---------
Net liabilities of discontinued operations...........  $(419,600)
                                                       =========

(13) COMMITMENTS AND CONTINGENCIES

     In February 1999, a complaint was filed in the Superior Court of Los Angeles County, Northwest District, by I.N. Associates, Inc., against the Company's wholly owned subsidiary, MultiDisc Technologies, Inc. ("MDT"), alleging breach of contract and fraud, and claiming $499,953.94 in damages, attorneys fees, interest and the costs of suit. MDT has answered and denied the claims. The matter was subject to a mediation preceding in March 2000, and settlement is currently being documented. If the current settlement is finalized, the matter will be resolved without any cost to the Company and I.N. will be entitled to a cashless exercise of warrants for the 125,000 shares originally issued to them in 1997 and 1998.

  Operating Lease Commitments

     The Company is obligated for future minimum rental payments for all operating leases of approximately $75,000 per year through November 2002. Rent expense amounted to approximately $140,000, $251,000 and $238,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

                           -------------------------

     No person is authorized in connection with this prospectus to give any information or to make any representations about us, the Selling Stockholders, the Common Stock, or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us or any Selling Stockholder. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the Common Stock in any circumstances under which the offer or solicitation is unlawful. Neither the delivery of this prospectus nor any distribution of securities in accordance with this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus.

                           -------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    5
Use of Proceeds.......................    9
Special Note Regarding Forward-Looking
  Statements..........................   10
Capitalization........................   11
Selected Consolidated Financial
  Data................................   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   14
Business..............................   21
Facilities............................   29
Legal Proceedings.....................   30
Management............................   31
Principal Stockholders................   38
Selling Stockholders..................   40
Plan of Distribution..................   43
Description of Capital Stock..........   43

                                        PAGE
                                        ----
Shares Eligible for Future Sale.......   47
Legal Matters.........................   47
Experts...............................   47
Where You Can Find More Information...   47
Index to Financial Statements.........

                               SPATIALIZER AUDIO
                               LABORATORIES, INC.
                 THE DATE OF THIS PROSPECTUS IS APRIL 28, 2000.